Exhibit 1

Magna International Inc.

Annual Information Form

ANNUAL INFORMATION FORM

In this document, referred to as the “Annual Information Form”, the terms “you” and “your” refer to the shareholder, while “we”, “us”, “our”, “Company” and “Magna” refer to Magna International Inc. and, where applicable, its subsidiaries. All amounts referred to in this Annual Information Form are presented in U.S. dollars, in each case, unless otherwise stated. In this Annual Information Form, a reference to “fiscal year” is a reference to the fiscal or financial year from January 1 to December 31 of the year stated. In this document, references to specific customers include the customers’ operating divisions and subsidiaries, unless otherwise stated. 2011 sales figures disclosed in this Annual Information Form have been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”), which we adopted as our primary basis of financial reporting effective January 1, 2011. 2010 sales figures have been restated from Canadian Generally Accepted Accounting Principles to U.S. GAAP.

The information in this Annual Information Form is current as of March 28, 2012, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

This Annual Information Form contains statements that constitute “forward-looking statements” within the meaning of applicable securities legislation, including, but not limited to, statements relating to: implementation of our business strategy; future growth prospects of our business, including through acquisitions, joint ventures or as a result of supplier consolidation; operational improvement in Europe and related earnings growth; and estimates of future environmental clean-up and remediation costs. The forward-looking information in this Annual Information Form is presented for the purpose of providing information about management’s current expectations and plans and such information may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

•	the potential for a deterioration of economic conditions or an extended period of economic uncertainty;

•	declines in consumer confidence and the impact on production volume levels;

•	risks arising from uncertain economic conditions in Europe;

•	restructuring, downsizing and/or other significant non-recurring costs;

•	continued underperformance of one or more of our operating divisions;

•	our ability to successfully launch material new or takeover business;

•	liquidity risks;

•	risks arising due to the failure of a major financial institution;

•	bankruptcy or insolvency of a major customer or supplier;

•	a prolonged disruption in the supply of components to us from our suppliers;

•	shutdown of our or our customers’ or sub-suppliers’ production facilities due to a labour disruption;

•	our ability to successfully compete with other automotive suppliers;

•	a reduction in outsourcing by our customers or the loss of a material production or assembly program;

•	the termination or non-renewal by our customers of any material production purchase order;

•	a shift away from technologies in which we are investing;

•	impairment charges related to goodwill, long-lived assets and deferred tax assets;

•	shifts in market share away from our top customers;

•	shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content;

•	risks of conducting business in foreign markets, including China, India, Brazil, Russia and other non-traditional markets for us;

•	exposure to, and ability to offset, volatile commodities prices;

•	fluctuations in relative currency values;

•	our ability to successfully identify, complete and integrate acquisitions or achieve anticipated synergies;

•	ongoing pricing pressures, including our ability to offset price concessions demanded by our customers;

•	warranty and recall costs;

•	our ability to understand and compete successfully in non-automotive businesses in which we pursue opportunities;

•	risks related to natural disasters and potential production disruptions;

•	factors that could cause an increase in our pension funding obligations;

•	changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses;

•	other potential tax exposures;

•	legal claims and/or regulatory actions against us;

•	the unpredictability of, and fluctuation in, the trading price of our Common Shares;

•	a downgrade in credit ratings assigned to us;

•	changes in laws and governmental regulations;

•	costs associated with compliance with environmental laws and regulations;

•	our non-controlling interest in Magna E-Car Systems;

•	our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; and

•	risks related to the electric vehicle industry itself.

In evaluating any forward-looking statements in this Annual Information Form, we caution readers not to place undue reliance on any forward-looking statements. Readers should specifically consider the various factors, including those contained under “ITEM 3. DESCRIPTION OF THE BUSINESS - RISK FACTORS”, which could cause actual events or results to differ materially from those indicated by our forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements contained in this Annual Information Form to reflect subsequent information, events, results or circumstances or otherwise.

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ITEM 1. CORPORATE STRUCTURE

Issuer

We were incorporated under the laws of the Province of Ontario, Canada on November 16, 1961. Our charter documents currently consist of restated articles of incorporation dated December 31, 2010, which were issued pursuant to the Business Corporations Act (Ontario).

Our registered and head office is located at 337 Magna Drive, Aurora, Ontario, Canada L4G 7K1.

Subsidiaries

A list of our principal subsidiaries and their respective jurisdictions of incorporation as of December 31, 2011 is set out below. Our legal structure (including that of our subsidiaries) is not necessarily indicative of our operational structure.

Parent/subsidiary relationships are identified by indentations. The list shows the percentages of the votes attached to all voting securities, and of each class of non-voting securities, owned by us or over which control or direction is exercised by us. Percentages represent the total equity interest in a subsidiary, which is not necessarily indicative of percentage voting control. Subsidiaries not shown each represent less than 10% of our total consolidated revenues and total consolidated assets (although not all subsidiaries shown necessarily each represent more than 10% of our total consolidated assets and total consolidated sales) and, if considered in the aggregate as a single subsidiary, represent less than 20% of our total consolidated revenues and total consolidated assets.

SUBSIDIARY	VOTING SECURITIES	JURISDICTION OF INCORPORATION

Magna US Holding, Inc.	100%	Delaware
Cosma International of America, Inc.	100%	Michigan
Magna Exteriors and Interiors Holdings, Inc.	100%	Delaware
Intier Automotive of America, Inc.	100%	Delaware
Magna Mirrors of America, Inc.	100%	Michigan
Magna Powertrain USA, Inc	100%	Delaware

Magna Exteriors and Interiors Corp.	100%	Ontario

Magna Seating Inc.	100%	Ontario

Magna International Investments S.A.	100%	Luxembourg
Magna International Automotive Holding AG	100%	Austria
Magna Automotive Holding AG	100%	Austria
Magna Metalforming AG	100%	Austria
Magna Steyr AG & Co. KG	100%	Austria
Magna Steyr Fahrzeugtechnik AG & Co. KG	100%	Austria
Magna Powertrain AG & Co. KG	100%	Austria
New Magna Investments N.V.	100%	Belgium

Magna Powertrain Inc.	100%	Ontario

Magna Structural Systems Inc.	100%	Ontario

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ITEM 2. GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. As at December 31, 2011, we employed approximately 108,000 people in 286 manufacturing operations and 88 product development, engineering and sales centres, in 26 countries. Our capabilities include:

•	Interior Systems	•	Exterior Systems
•	Seating Systems	•	Powertrain Systems
• .	Closure Systems	•	Roof Systems
•	Body and Chassis Systems	•	Vehicle Engineering & Contract Assembly
•	Vision Systems	•	Hybrid and Electric Vehicles/Systems
•	Electronic Systems		through our Magna E-Car Systems partnership (“E-Car Systems”)

Reporting Segments

We operate internationally through divisions, each of which functions as an autonomous business unit operating within pre-determined guidelines. Our divisions have been aligned on a geographic basis in order to meet the needs of our customers and respond to regional economic and industry factors. Accordingly, we operate in three separate geographic reporting segments - North America, Europe and Rest of World. We also maintain corporate and other operations, which constitute a separate reportable segment, that support or are ancillary to our automotive and other operations. Our external sales by reporting segment for 2011 and 2010 were as follows:

REPORTING SEGMENT	2011	2010
	(U.S. dollars, in millions)

North America	$14,765	$12,314
Europe	12,431	10,168
Rest of World	1,506	930
Corporate and Other	46	53

Total	$28,748	$23,465

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Geographic Markets and Customers

North America

Our North American production sales accounted for approximately 49% of our consolidated sales in each 2011 and 2010. Our primary customers in North America in 2011 included BMW, Daimler, Fiat/Chrysler Group, Ford, General Motors, Honda, Hyundai-Kia Group, Mazda, Renault-Nissan, Toyota and Volkswagen Group.

Our top ten North American programs/platforms based on 2011 production sales were:

CAPABILITIES REPRESENTED
CUSTOMER(S)	VEHICLE(S)	BODY & CHASSIS SYSTEMS	INTERIOR SYSTEMS	SEATING SYSTEMS	EXTERIOR SYSTEMS	POWERTRAIN SYSTEMS	VISION SYSTEMS	ELECTRONIC SYSTEMS	CLOSURE SYSTEMS

General Motors	Full-Size SUVs & Pick-up Trucks	¢	¢		¢	¢	¢		¢
Fiat/Chrysler, Volkswagen	Chrysler Town & Country, Dodge Grand Caravan, VW Routan	¢	¢	¢	¢	¢	¢	¢	¢

General Motors	Chevrolet Equinox, GMC Terrain	¢		¢	¢	¢	¢	¢	¢

General Motors	Buick Enclave, Chevrolet Traverse, GMC Acadia	¢	¢		¢	¢	¢		¢

Ford, Mazda	Ford Escape, Mazda Tribute	¢	¢	¢	¢	¢	¢	¢	¢

Fiat/Chrysler	Jeep Grand Cherokee	¢		¢	¢	¢	¢	¢	¢

General Motors	Chevrolet Cruze	¢	¢	¢	¢	¢	¢

Ford	Ford Edge, Lincoln MKX	¢		¢	¢	¢	¢	¢	¢

Daimler	Mercedes-Benz M-Class, R-Class, GL-Class	¢		¢	¢	¢	¢		¢

Fiat/Chrysler	Ram Pickup	¢		¢	¢	¢	¢	¢	¢

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

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Europe

Our European production and vehicle assembly sales accounted for approximately 39% of our consolidated sales for each of 2011 and 2010. Our primary customers in Europe in 2011 included Aston Martin, BMW, Daimler, Fiat/Chrysler Group, Ford, Geely Group, General Motors, Honda, Hyundai-Kia Group, PSA Peugeot Citroën, Renault-Nissan, Tata Motors, Toyota, and Volkswagen Group.

Our top ten European programs/platforms based on 2011 production and vehicle assembly sales were:

CAPABILITIES REPRESENTED
CUSTOMER(S)	VEHICLE(S)	ENGINEERING & ASSEMBLY	BODY & CHASSIS SYSTEMS	INTERIOR SYSTEMS	SEATING SYSTEMS	EXTERIOR SYSTEMS	ROOF SYSTEMS	POWERTRAIN SYSTEMS	VISION SYSTEMS	ELECTRONIC SYSTEMS	CLOSURE SYSTEMS

BMW	MINI Countryman	¢	¢	¢		¢		¢	¢		¢

Daimler	Mercedes-Benz G-Class	¢	¢	¢			¢	¢

PSA Peugeot Citroën	Peugeot RCZ	¢	¢	¢	¢	¢		¢	¢	¢

Daimler	Mercedes-Benz C-Class		¢	¢		¢		¢	¢		¢

BMW	MINI One/Cooper		¢	¢		¢			¢		¢

Porsche, Volkswagen	Porsche Cayenne, VW Touareg		¢	¢				¢	¢		¢

Volkswagen	Audi Q5		¢		¢				¢		¢

Volkswagen	VW Caddy		¢		¢	¢		¢	¢

Volkswagen	Skoda Octavia		¢	¢		¢		¢	¢

Daimler	smart fortwo		¢		¢				¢	¢	¢

Note: Capabilities represented may not be on each vehicle or each trim level of each vehicle. Additionally, our capabilities in each product area range from components to full systems, only some of which may be represented on any particular program.

Rest of World

Our Rest of World production sales accounted for approximately 5% and 4% of our consolidated sales in 2011 and 2010, respectively. Our primary customers in Rest of World in 2011 included Brilliance Auto, BMW, Chery Automobile, Daimler, Fiat/Chrysler Group, First Automobile Works, Ford, Geely Group, General Motors, Great

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Wall Motor Company, Guangzhou Automobile, Honda, Hyundai-Kia Group, PSA Peugeot Citroën, Renault-Nissan, Shanghai Automotive, Suzuki, Tata Motors, Toyota, Volkswagen Group and Yulon Motors.

Customer Concentration

Worldwide sales to our six largest customers represented the following proportions of our consolidated sales in 2011 and 2010:

CUSTOMER	2011	2010

General Motors	22%	20%
BMW	15%	13%
Fiat/Chrysler Group	13%	13%
Ford	12%	15%
Volkswagen Group	11%	11%
Daimler	10%	10%
Other	17%	18%

Total	100%	100%

RECENT TRENDS IN THE AUTOMOTIVE INDUSTRY

A number of general trends have been impacting the automotive industry and our business in recent years, and are expected to continue, including the following:

Pricing Pressures

Automobile manufacturers have sought ways to reduce their costs of producing vehicles as competition for market share has become more intense. In addition to seeking cost efficiencies in their own production, marketing and administrative structures, automobile manufacturers have placed significant pressure on automotive suppliers to reduce the price of their components, assemblies, modules and systems. This pricing pressure has historically come in different forms, including: long-term agreements containing pre-determined price reductions for each year of a vehicle production program; incremental annual price reduction demands, in addition to those contained in any long-term agreement and often including significant demands for retroactive price reductions; pressure to absorb more design and engineering costs previously paid for by the automobile manufacturer and to recover these costs through amortization in the piece price of the particular components designed or engineered by the supplier; pressure to assume or offset commodities cost increases, including steel and resins; and pressure to own and/or capitalize tooling and recover these costs through amortization in the piece price of the components produced by this tooling. In many cases, automotive suppliers bear the risk of not being able to fully recover the design, engineering and tooling costs if the particular vehicle production volumes are lower than anticipated or if programs are terminated early. In addition, automobile manufacturers continue to request that their automotive suppliers bear the cost of the repair and replacement of defective products that are either covered under the automobile manufacturers’ warranty and/or are the subject of a recall.

Increasing Consumer Demand and Industry Focus on, Fuel-Efficient and Environmentally-Friendly Vehicles

Periodically elevated fuel prices, growing consumer awareness of environmental issues and other factors have increased consumer demand for vehicles that are lighter, more fuel-efficient and environmentally-friendly. As a result, automobile manufacturers are becoming increasingly focused on the development and manufacture of hybrid, electric and other alternative-energy vehicles. This trend is also manifesting itself in the increased use of materials such as aluminum, plastic, advanced high-strength steels, and other materials which are designed to reduce vehicle weight and increase fuel efficiency. Automotive suppliers which emphasize technological innovation and broad product capabilities are expected to benefit from the growing demand for these features.

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Governmental Regulation of the Global Automotive Industry

The automotive industry is subject to greater governmental regulation seeking to promote higher corporate average fuel economy, reduce vehicle emissions, increase vehicle recyclability and improve vehicle safety. While increased regulation generally presents new challenges for the automotive industry, it may also provide opportunities for automotive suppliers that produce and market new products and technologies.

In addition to greater regulation, the automotive industry has in recent years been the subject of increased government enforcement of antitrust and competition laws, particularly by the United States Department of Justice (the “DoJ”) and the European Commission. Currently, investigations are being conducted in several product areas, including passenger safety airbags, wire harnesses and production tooling. We are currently cooperating with the DoJ with respect to their ongoing investigation into the automotive tooling industry, as described further below under “ITEM 9. LEGAL PROCEEDINGS - Cooperation with DoJ Investigation”.

Growth of the Automotive Industry Outside of Our Traditional Markets

The local demand for vehicles in China, India, Brazil and Russia and other growing markets continues to increase. This increasing local demand has helped boost the local automotive industry in these countries and has attracted investments in manufacturing from North American, European and Asian-based automobile manufacturers, through stand-alone investments and/or joint ventures with local partners. More recently, there has been increasing migration of component and vehicle design, development and engineering to certain of these markets. Automotive suppliers have followed, and will likely continue to follow, the expansion of automobile manufacturers into these regions. While this expansion may provide new opportunities for automotive suppliers, it may also result in exposure to a number of risks of conducting business in such markets.

Growth of Cooperative Arrangements

In order to achieve economies of scale and defray development costs, competing automobile manufacturers are increasingly entering into cooperative alliances and arrangements relating to: shared purchasing of components; joint engine, powertrain and/or platform development and sharing and other forms of cooperation. Cooperation among competing automobile manufacturers is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost and/or reduce the time to market for automobile manufacturers to compete in these vehicle segments. Similar cooperation is also becoming more common between Tier 1 and Tier 2 suppliers in order to support the global manufacturing footprints of automobile manufacturers.

Growth of A to D Vehicle Segments

The local demand for vehicles in growing markets consists primarily of demand for micro (A segment), sub-compact (B segment), compact (C segment) and mid-size (D segment) cars. Some of our largest traditional customers have historically not been as well represented in product offerings in the A and B vehicle segments. Automobile manufacturers that have established product offerings in these vehicle segments, and their preferred suppliers, will likely have an advantage in realizing the opportunities in these higher growth vehicle segments.

Prevalence of Vehicles Built From High-Volume Global Vehicle Platforms

Automobile manufacturers continue to increase the range of vehicles built from high-volume global platforms. This allows them to realize economies of scale and remain competitive, differentiate their products from those of their competitors, expand the number of market segments in which they compete, extend the life of existing vehicle platforms, respond to lifestyle trends and meet the tastes of consumers. This trend provides Tier 1 automotive suppliers increased opportunities to supply larger volumes of products which may be common across multiple vehicles built from the same platform and, in some cases, to provide niche vehicle engineering and assembly, but also amplifies the impact on suppliers of failing to win programs built from global platforms.

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Supplier Consolidation

Consolidation in the automotive supply industry is a continuing trend. This trend is being driven by a number of factors, including periodically weak economic conditions, manufacturing over-capacity, the significant capital investments required in the automotive sector, the continued growth in global platforms, the sourcing strategies of automobile manufacturers and their desire to optimize the stability of their supply chains, and the scale advantages of larger suppliers. This trend is expected to continue in the future, and could intensify, particularly during periods of economic deterioration. We believe that we are well-positioned to capitalize on this trend, whether through the acquisition of suppliers or new or takeover business, due to, among other things, our strong relationships with the major global automobile manufacturers, our innovative products and broad capabilities, our global footprint, and our strong financial position.

Some of these trends may present risks to our operations, profitability and/or financial condition. These risks are described in detail under “ITEM 3. DESCRIPTION OF THE BUSINESS - RISK FACTORS”, which all readers are strongly encouraged to consider carefully.

OUR BUSINESS STRATEGY

We have undertaken a number of significant actions in recent years such as: restructuring and right-sizing our manufacturing operations, primarily in North America; shifting and expanding our manufacturing to take advantage of growing markets, including China; reducing fixed costs; focusing on operational excellence; and seeking opportunities for successor and takeover business, as well as in-sourcing, where necessary. These and other actions have been instrumental in allowing us to maintain the strength of our balance sheet, improve profitability, particularly in North America, and retain our position as a leading global automotive supplier. We continue to place strong emphasis on turning around underperforming divisions, primarily in Europe, and expect progress in this regard to contribute to earnings growth.

In addition to the actions described above, we are focused on a number of strategic and operational priorities, as follows:

Recognition as an Industry Leader in Product/Process/Materials Innovation and World Class Manufacturing

We seek to be recognized by our customers as an industry leader in product, process and materials innovation. In order to help achieve this strategic goal, we intend to continue to direct significant resources to commercialize new products and processes which will provide additional value to our customers, particularly with respect to: weight reduction; fuel efficiency; enhanced safety and comfort; recyclability and environmental-responsibility; and hybrid, electric or other alternative energy vehicles.

We believe that one of the cornerstones of our past success has been our commitment to research, development and technological innovation. This commitment, which is enshrined in our Corporate Constitution, requires us to annually allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) to research and development, although we have historically far exceeded this minimum threshold. We have generated a number of recent product and process innovations, including those referenced under “ITEM 3. DESCRIPTION OF THE BUSINESS - PRODUCTS AND SERVICES”.

In addition to the focus on innovation, we seek to be recognized as a leader in “World-Class Manufacturing”. We maintain an ongoing focus on continuous improvement of our manufacturing and assembly operations with the goal of achieving “best in class” performance in all areas of manufacturing at each of our operating divisions globally. To assist our efforts in this regard, we have introduced a set of Operational Principles that define consistent best practices for all of our manufacturing facilities in the following areas: Employee Focus; Safe and Healthful Work Environment; Pride in Craftsmanship and Total Quality; Integrity and Respect; Operational Effectiveness; Scrap and Waste Elimination; Operational Availability; Communication; Recognition and Rewards. We continually monitor our progress in achieving our goal of world-class manufacturing using an assessment process similar to that used by

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our customers in evaluating their suppliers, supplemented with elements we view as critical to achieving world-class manufacturing in accordance with our Operational Principles.

Diversifying our Automotive Sales Base

Although we sell to all of the world’s largest automobile manufacturers and are present in all significant automobile producing regions in the world, a substantial proportion of our business has traditionally been with the Detroit 3 automobile manufacturers in North America and the German-based automobile manufacturers in Western Europe. In addition, our business has been primarily focused on the D and higher vehicle segments, with much of our A to C segment business in the luxury brands. Our strategy is to further diversify our concentration of sales, as profitable opportunities arise by:

Customer: by increasing the proportion of our business with an expanded customer base, including with Asian-based automobile manufacturers,

Region: by increasing the proportion of our business in non-traditional markets for us, and

Vehicle Segment: by increasing the proportion of our business in the A to C (micro to compact car) segments.

We have made progress in diversifying our sales base through organic growth, takeover business and acquisitions. However, we aim to further diversify our sales base in coming years by: continuing to demonstrate our technical capabilities and quality; pursuing new programs from our customers, with particular emphasis on global platforms and expansion in non-traditional markets; and pursuing takeover business to take advantage of consolidation and cooperation in the automotive supply industry; while maintaining our position in our traditional markets through innovation in technology, processes and products.

Pursuing Business on Global Vehicle Platforms

The proliferation of global vehicle platforms and increased platform and component sharing among automobile manufacturers requires global suppliers with the financial strength and the manufacturing, engineering and program management footprint to support the regional product and process development activities of our customers and produce common products simultaneously in multiple regions of the world. We believe that many of our competitive advantages, including strong financial position, technological know-how and global customer relationships place us in a strong position to realize on the opportunities presented by the growth in global platforms and component sharing.

Continuing to Adjust our Global Footprint

In recognition of the fact that much of the future growth potential in the automotive industry lies in growing markets outside of our North America and Western Europe markets, we will continue to adjust our global footprint to take advantage of certain markets that have become, and will continue to be, key regions for vehicle production and global platforms, including China, Eastern Europe, South America, India and other non-traditional markets for us. Our manufacturing presence outside of our traditional North America and Western Europe markets has grown from 37 manufacturing facilities in 2008 to 73 manufacturing facilities in 2011, reflecting our commitment to support our existing customers as they have grown globally and win business with new customers. While engaging in this geographic expansion, we are focused on ensuring that we can successfully compete in products that can be delivered globally to take advantage of the continuing trend towards building high volumes of vehicles from single global platforms.

Refining our Product Strategy

We currently possess a major market share in a number of product areas in which we compete, however, our strategic objective is to be among the leading suppliers in terms of market share in each of our product capabilities. To achieve this objective, we continue to refine our product strategy based on our current and planned manufacturing footprint, the technological innovations we possess or are bringing to

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market, the competitive position of our products, the needs of our customers and emerging trends in the industry. In making decisions regarding the allocation of capital, we consider how the investments support our product strategy and the returns expected to be generated from those investments.

Acquisitions

We continue to consider acquisitions that complement our current portfolio of automotive technologies or expand our product breadth, provided that any such acquisition furthers our overall business strategy including: expanding our customer base, expanding in growing markets and obtaining innovative technologies or other strategic assets. We will also continue to consider joint ventures with other suppliers in order to increase our business opportunities in various regions and enhance our relationships with certain automobile manufacturers. We generally analyze potential acquisitions and joint ventures using discounted cash flow criteria in an effort to secure appropriate returns and earnings growth. Notwithstanding our acquisitions strategy, we expect that a considerable amount of our future expansion will occur through organic growth. For a description of the acquisitions we have completed in the past three fiscal years, see “RECENT DEVELOPMENTS IN OUR BUSINESS – Acquisitions and Divestitures.”

Securing Complementary Business

In addition to our strategy of diversifying our automotive sales base, we are pursuing opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as: structural elements and panels for solar equipment; stamped and molded components for consumer durables, including household appliances; and various components for medium- and heavy-duty trucks. The aim of this strategy is to allow us to more efficiently use our capital assets, technological know-how and manufacturing capacity while providing a partial sales hedge against the more cyclical automotive industry.

Leadership Development

A key element of the success of our business remains our ability to attract, retain and develop skilled personnel to match the pace of our global growth. Leadership development is critical for ensuring the continued growth of our current leadership team and the identification and development of future leaders. To this end, we have implemented and continue to refine a Leadership Development System to provide a common approach to identifying future leaders and establishing a plan for their development.

Creating Long-Term Shareholder Value

We believe success in respect of the elements of strategy discussed above, together with the following actions will assist us in creating long-term shareholder value:

•	reinforcing the unique, decentralized, entrepreneurial corporate culture reflected in our Corporate Constitution;

•	maintaining our executive compensation system which seeks to directly link executive compensation and corporate performance;

•

preserving our strong financial position in order to help ensure we have the liquidity needed to operate our business, including through cyclical downturns, as well as the flexibility to prudently invest to grow our business;

•	continuing to focus on growing earnings over time; and

•	returning an appropriate amount of capital to shareholders in the form of dividends and share repurchases.

We believe that continued implementation of our business strategy positions us well to: remain a valued supplier of choice to automotive manufacturers; take advantage of future growth and opportunities in the automotive industry; and capitalize on the recent trends in the automotive industry discussed above; all of which should contribute to earnings growth, and ultimately, creation of long-term shareholder value.

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OPERATING STRUCTURE AND PRINCIPLES

Decentralization

We follow a corporate policy of functional and operational decentralization, which we believe increases flexibility, customer responsiveness and productivity. Our manufacturing and assembly operations are conducted through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. Each division is a separate profit center under the authority of a general manager who has the discretion to determine rates of pay, hours of work, sources of supply and contracts to be performed, within the framework of our Corporate Constitution and our Employee Charter. Our divisions are aligned by geographic region in each of our product areas. Within a number of our product areas, we have regional management teams that are responsible for maintaining key customer, supplier and government contacts in their respective markets, and centrally managing key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment. Our management teams in North America and Europe coordinate advanced systems development and manufacturing, allocate capital, coordinate our mergers and acquisitions and strategic alliances strategy, ensure customer and employee satisfaction and manage succession planning within their respective regions. Executive management also interfaces with the investment community and is responsible for our long-term strategic planning and future growth, as well as monitoring the performance of the management of our divisions.

Operating Principles

We are committed to a number of operating principles, including employee equity participation and profit sharing, incentive-based management compensation and an employee charter. See “ITEM 3. DESCRIPTION OF THE BUSINESS - HUMAN RESOURCES”.

RECENT DEVELOPMENTS IN OUR BUSINESS

Acquisitions and Divestitures

We have completed a number of acquisitions, divestitures, financings and securities/corporate transactions in the last three years, including those listed below. None of these acquisitions constitute “significant acquisitions” within the meaning of such term in National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

2011

In November 2011, we acquired ThyssenKrupp Automotive Systems Industrial do Brasil Ltda, which consists of four manufacturing facilities in Brazil that assemble chassis structural components and modules. The acquired business has sales to Ford, Fiat, Renault-Nissan, Honda and PSA Peugeot Citroën.

In August 2011, we acquired Grenville Castings Ltd., a structural casting supplier of aluminum components located in Canada with sales primarily to Ford and General Motors.

In June 2011, we acquired Continental Plastics Co., a supplier of interior products, mainly door panel and seat back assemblies. The acquired business is located in the United States with sales primarily to General Motors.

In May 2011, we acquired a 51% interest in Wuhu Youth Tongyang Auto Plastic Parts Co., Ltd., a supplier of exterior products, mainly front and rear bumpers. The acquired business is located in China with sales primarily to Chery Automobile Co. Ltd.

In January 2011, we acquired Automobiltechnik Dürbheim, a manufacturer of tapping plates which assist in the fastening of bolts. The acquired business is located in Germany and has sales to various automobile manufacturers.

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The total consideration for the ThyssenKrupp, Grenville Castings, Continental, Wuhu and Dürbheim acquisitions was $157 million, consisting of $120 million paid in cash (net of cash acquired) and $37 million of assumed debt.

2010

In December 2010, we completed the following acquisitions:

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Resil Minas, a supplier of seat frames and stampings. Resil Minas is located primarily in Brazil and has various customers that include Fiat, Ford, General Motors, Volkswagen, Iveco and PSA Peugeot Citroën;

¡	Pabsa S.A., a supplier of complete seats, foam products, trim covers and seat structures. Pabsa has three production facilities in Argentina; and

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Erhard & Söhne GmbH, a manufacturer of fuel tanks for commercial vehicles and other specialty tanks. Erhard & Söhne is located in Germany and has sales to various customers including Man Group, Daimler and Scania Group.

In February 2010, we acquired Karmann Japan Co. Ltd. (“Karmann”), a convertible roof system supplier, which was combined with our roof system capabilities in Japan.

The total consideration for the Resil Minas, Pabsa, Erhard & Söhne and Karmann acquisitions and certain other acquisitions was $120 million, consisting of $106 million paid in cash (net of cash acquired) and $14 million of assumed debt.

In March 2010, we sold our Optera business which manufactured coated glass for touch screens used in non-automotive applications, including our 50% joint venture interest in Optera Technology (Xiamen) Co. Ltd. (“Optera China”) to TPK Holding Co., Ltd, our joint venture partner in Optera China, for approximately $34 million.

2009

In June 2009, we acquired several facilities from Meridian Automotive Systems Inc. The facilities are located in the United States and Mexico and manufacture composites for various customers.

In May 2009, we acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. Cadence is located primarily in the Czech Republic with sales to various customers, including Skoda.

The total consideration for the Meridian and Cadence acquisitions and certain other acquisitions was $136 million, consisting of $50 million paid in cash and $86 million of assumed debt.

Magna International Inc. AIF	11

Financings and Securities/Corporate Transactions

Global Credit Facility

In July 2011, we entered into a $2.25 billion four-year revolving credit facility with a group of lenders. The facility, which matures on July 8, 2015 and is available to Magna and its subsidiaries in North America, Europe and Asia, replaced an approximately $2.0 billion revolving credit facility that was set to expire on July 31, 2012.

Normal Course Issuer Bid

On November 9, 2011, the TSX accepted our Notice of Intention to Make a Normal Course Issuer Bid relating to the purchase of up to 12,000,000 Magna Common Shares (the “Bid”), representing 5.1% of our “public float” of Common Shares. The purposes of the Bid are purchases for cancellation, as well as purchases to fund our stock-based compensation awards or programs and/or our obligations to our deferred profit sharing plans. The Bid commenced on November 11, 2011 and will terminate no later than November 10, 2012. All purchases of Common Shares are made at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made on the NYSE in compliance with Rule 10b-18 under the U.S. Securities Exchange Act of 1934. As at March 23, 2012, we have purchased 3,200,950 Common Shares pursuant to the Bid. Under our previous normal course issuer bid which commenced on November 11, 2010 and terminated on November 10, 2011, we purchased 8,000,000 million Common Shares for cancellation.

Plan of Arrangement To Eliminate Dual-Class Share Structure

On August 31, 2010, following approval by our then Class A Subordinate Voting and Class B Shareholders, we completed a court-approved plan of arrangement (the “Arrangement”) in which our dual-class share structure was eliminated. In addition, the transaction: (i) set a termination date and declining fee schedule for the consulting, business development and business services contracts we have in place with our Founder and Honorary Chairman, Frank Stronach, and certain entities affiliated with him; and (ii) established a partnership with certain affiliates of the Stronach family (the “Stronach Group”) to pursue opportunities in the vehicle electrification business. As part of the Arrangement, we purchased for cancellation all 726,829 outstanding Class B Shares, which were held indirectly by the Stronach Group, for $300 million in cash and 9 million newly issued Class A Subordinate Voting Shares (18 million Common Shares following the stock split discussed below). In addition, our Articles were amended to remove the Class B Shares from the authorized capital and to make non-substantive consequential changes, including renaming the Class A Subordinate Voting Shares as Common Shares and eliminating provisions which no longer applied due to the elimination of the Class B Shares.

Stock Split

On November 24, 2010, we completed a two-for-one stock split (the “Stock Split”), implemented by way of a stock dividend, as a result of which shareholders of record at the close of business on November 16, 2010 received one additional Common Share for each Common Share held. All of our equity-based compensation plans and arrangements were adjusted to reflect the issuance of additional Common Shares pursuant to the Stock Split.

Magna International Inc. AIF	12

ITEM 3. DESCRIPTION OF THE BUSINESS

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. As at December 31, 2011, we had 286 manufacturing divisions and 88 product development, engineering and sales centres in 26 countries.

Our success is primarily dependent upon the levels of North American and European car and light truck production by our customers and the relative amount of content we have on various programs. Vehicle production is affected by consumer demand - even more so following the restructuring actions taken by our customers in recent years that have more closely aligned automotive production levels with automotive sales levels. Consumer demand for vehicles is in turn significantly impacted by consumer confidence. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts and/or other factors may result in lower consumer confidence. A number of other factors, discussed under “RISK FACTORS”, also affect our success, including such things as relative currency values, commodities prices, price reduction pressures from our customers, the financial condition of the automotive supply base and competition from manufacturers with operations in low-cost countries.

PRODUCTS AND SERVICES

Despite operating and managing our business on a geographic basis, we possess product and service capabilities which span across such geographic regions. Details regarding our product and service capabilities follow:

INTERIOR SYSTEMS

We design, engineer and manufacture interior components and systems for the global automotive industry.

Sidewall and Trim Systems	Cargo Management Systems	Cockpit Systems

• Interior Garnish Trim	• Sliding and Stationary Load Floors	• Cockpit Modules
• Door and Side Panels	• Accessible Floor Storage Bins	• Instrument Panels
• Package Trays	• Multi-Level Shelf Systems	• Floor Consoles
• Parcel Shelf & Liftgate Trim	• Integrated Cargo Organizers	• Glove Box Doors

Overhead Systems

• Complete Overhead Systems
• Headliner Substrates
• Grab Handles & Lighting
• Overhead Consoles

The primary technologies and processes involved in the manufacturing of interior components and systems include low pressure and injection molding, compression molding, vacuum forming, slush molding, spray urethane and manual and automated assembly and sequencing.

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SEATING SYSTEMS

We develop and manufacture complete seating solutions and seat hardware systems for the global automotive industry. Our capabilities range from market and consumer research, full concept development, design and engineering, testing and validation to manufacturing.

Complete Seating Systems	Seat Structures and Mechanisms	Foam & Trim Products

• Reconfigurable Seat Solutions • In-Vehicle Stowable Seats • Ingress/Egress Solutions • Comfort Systems • Lightweight Seat Solutions • Slim Seating • Safety Systems Integration	• Seat Structures • Manual and Power Recliners • Manual and Power Adjusters (Fore/Aft and Lift) • Seat Attach Latches • Specialty Mechanisms (Stow-in-Floor; Stand Up; Reversible)	• Conventional Foam • Recycled Foam • Renewable Foam Formulations • Black Foam • Dual Firmness Foam • Trim Covers (Cloth & Leather)

The technologies and processes used in the manufacture of seating and seat hardware systems include : traditional “cut and sew” technology; manual and automated assembly; as well as our patented Multi-Material Mold-In-Place™ technology.

CLOSURE SYSTEMS

We engineer and manufacture closure systems and modules for the global automotive industry.

Door Modules	Power Closure Systems

• Structural Door Modules	• Power Sliding Doors
• Sealed Modules	• Power Liftgates
• Hardware Trim Modules	• Power Decklids	Driver Controls
• Integrated Trim Modules	• Anti-Pinch Strips
• Integrated Inner Panel Module		• Adjustable Pedals
• Liftgate and Tailgate Modules	Latching Systems	• Fixed Pedals
• Mid-Door Modules		• Park Brakes
• Complete Doors	• Side Door and Sliding Door Latches
	• Hood and Liftgate Latches	Electronic Features
Window Systems	• Tailgate and Decklid Latches
	• Cargo Door Latches	• Electronic Control Unit Design
• Dual Rail Cable and Drum Systems	• Rear Access Door Latches	• Obstacle Detection and Anti-Pinch
• Single Rail Cable and Drum Systems		• Non-Contact Sensing
• Convertible Quarter Glass
• Arm and Sector Systems		Handle Assemblies
•
•		• Inside and Outside Handles

The primary processes involved in the manufacture of closure systems and modules include: light stamping; injection molding; as well as manual and automated assembly.

Magna International Inc. AIF	14

BODY AND CHASSIS SYSTEMS

We provide metal body systems, components, assemblies and modules, including complete vehicle frames, chassis systems and body-in-white systems, as well as related engineering services, for the global automotive industry.

Body Systems	Chassis Systems	Engineering and Tooling

• Complete Body-In-White	• Crossmember Assemblies	• Program Management
• Floor Pans	• Radiator Supports	• Program Engineering
• Underbody Assemblies • Door, Hood and Deck Assemblies	• Shock Towers • Engine Cradles	• Computer-Aided Engineering (CAE) Design Verification
• Roof Panels • Fender and Quarter Panels	• Front and Rear Sub-Frame Assemblies	• Prototype Build • Testing and Validation
• Tailgate and Liftgate Assemblies • A, B, C and D Pillars	• Front and Rear Suspension Modules • Control Arms	• Tooling and Automated Systems
• Bumper Beams	• Frame Rails	• Research and Development
• Door Intrusion Systems	• Full Frame Assemblies
• Oil Strainers
• Heat Shields	Renewable Energy Structures

• Solar Energy Racking Systems

We employ a number of different forming technologies such as: hydroforming; stamping; hot stamping; roll forming; aluminum casting; draw bending; advanced welding technologies; as well as finishing technologies such as: e-coating; heat treating; and high temperature wax coating.

VISION SYSTEMS

We design, engineer and manufacture vision systems for the global automotive industry.

Interior Mirrors	Exterior Mirrors	Actuators

• Electrochromic (self-dimming) Mirror Glass	• Electrochromic (self-dimming) Mirror Glass	• Power Folding and Power Extending
• Telematics	• Framed and Frameless Glass	• Exterior Glass Movement
• Compass and Temperature	• TurnSignal Lighting	• Interior Mirror Adjustment
• Displays	• Power Folding and Power Extending	• Active Bend Lighting
• Sensor Integration	Technologies	• Heating, Ventilating and Air
• Bluetooth and Hands Free Connectivity	• Ground Illumination	Conditioning (HVAC)
• Navigation	• Integrated Blind Spot Detection
• Microphone	• Integrated Cameras	Electronic Vision Systems
• Automatic Garage Door Openers	• Mirrors with Integrated Blind Zone
• Electronic Toll Collection	Field of View • Body-Matched Paint	• Full-color displays (including Backup Displays)
	• Lights for Rear and Side Visibility	• Side Blind Zone Assist
• Lane Change Assist

The primary processes involved in the manufacture of our vision products include: electronics integration; injection molding; painting; as well as manual and automated assembly.

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ELECTRONIC SYSTEMS

We design, engineer and manufacture electronic components and sub-systems for the global automotive industry.

Driver Assistance and Safety Systems	Engine Electronics and Sensors	Body Systems and
Human-Machine Interfaces (HMI)
• Image Vision Systems	• Liquid Level Sensors
• Machine Vision Systems	• Glow Plug Control Units	• Body Controller
• Active Pedestrian Protection	• Sensors	• Displays
• Mirror Electronics
Intelligent Power Systems	Industrial Products	• Humidity Sensors
• Trailer Modules
• Smart Actuators	• Joysticks
• Motor Controllers	• Fork-Lift-Truck Electronic Units
• Relays

The primary processes involved in the manufacture of electronics products include: surface mount placements of electronic components on printed circuit boards; as well as manual and automated assembly of electronic modules.

EXTERIOR SYSTEMS

We design, engineer and manufacture various exterior components and systems for the global automotive and commercial truck product markets.

Front and Rear Fascia Systems	Class A Composite Panels	Structural Components

• Front and Rear Fascias • Energy Management Systems	• Body Panels, Door Panels and Quarter Panels	• Firewalls & Engine Tunnels • Cab and Trailer Floors
• Active Grille Systems	• Fenders and Cab Skirts	• Cab Structure
	• Hoods, Roofs & Decklids	• Front End Carriers
Sealing Systems	• Liftgates and Tailgates	• Cowls
	• Pickup Boxes	• IP Supports
• Window Surround Modules	• Sunvisors	• Bumper Beams
• Backlight, Belt, Windshield,
Door Surround and Roof Drip	Modular Systems	Under Hood and
Moldings		Underbody Components
• Door, Inner and Outer Belt Seals	• Front and Rear End Modules
• Complete Convertible Sealing Systems	• Liftgate Modules • Soft Tops	• Battery Boxes • Oil and Transmission Pans
	• Roof Modules	• Engine Valve Covers
Exterior Trim		• Fan Shrouds
	Engineered Glass	• Underbody Shields
• Body Side and Roof Ditch Moldings		• Wiper Support Systems
• Wheel Opening Moldings	• Manual and Power Truck & Van
• Rocker Panels and Claddings	Sliding Windows	Sheet Molding Compound Material
• Spoilers and Grilles	• Front and Rear Quarter
• Decklid and Pillar Appliques • Roof Racks/Rails • Static and Automated Running	Windows • Liftglass Assembly • Windshields and Backlights	• EpicBlendSMC™ sheet molding compound in multiple formulations
Boards • Tonneau Covers	• Fixed Roof Glass Modules • Bus Windows

We utilize a number of different technologies and processes in connection with these products, including: molding technologies, such as injection molding, structural reaction injection, reaction injection, compression and thermoset molding; metal forming processes, such as metal stamping, roll forming, tube forming and stretch bending; extrusion processes, such as co-extrusion, thermoset and thermoplastic extrusion; and finishing processes, including painting, hardcoating, chrome plating, vacuum metallization and anodizing; and manual and automated assembly and sequencing.

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POWERTRAIN SYSTEMS

We design, engineer and manufacture powertrain systems and components for the global automotive industry.

Driveline Systems	Fluid Pressure Systems	Metal-Forming Solutions

• Transfer Cases	• Transmission Oil Pumps	• Transmission Clutch Modules
• Coupling Systems • Rear Drive Modules (RDM)	• Engine Oil Pumps and Water Pumps	• Dual Mass Flywheels • Die Casting Products
• Front and Rear Axle Drives	• Vacuum Pumps	• Accessory Drives
• Power Take Off Units	• ePumps Products	• Oil Pan Modules
• eDrive Products	• Engine Oil Pressure Controls	• Flexplates
	• Mass Balancer Modules	• Clutch Hubs & Housings
	• Integrated Engine Front Cover Modules	• Planetary Carriers • Geared Products
Engineering Services & System Integration	• Water Management Components	• Steel Pulleys
	• Cooling Fans	• Dampeners
• Engine Engineering
• Drivetrain Engineering
• Commercial Vehicle Engineering
• Technical Application Software
• Low Volume Serial Production

We employ a variety of different manufacturing capabilities and processing technologies in our powertrain operations, including; metal die-forming; flow-forming; stamping and spinning; synchronous roll-forming; die-spline rolling; precision-heavy stamping; fineblanking; aluminum die casting and precision machining; magnesium machining; plastic injection molding and plastic welding; soft and hard processing of gear wheels and shafts; rotary swaging; hardening; laser welding; manual and automated assembly; and end-of-line testing.

We conduct some of our powertrain operations through joint ventures, including a non-controlling, 50% voting (76.7% equity) partnership interest in the Litens Automotive Partnership, a partnership with certain members of its senior management, which is a leading supplier of highly-engineered drive subsystems and components. Product offerings include accessory drive systems and products including auto tensioners and idlers, overrunning alternator decoupler assemblies, Torqfiltr™ crankshaft vibration control technology, isolating crank pulley assemblies and clutched waterpump pulleys and assemblies; timing drive systems and products including tensioners (both for belt and chain) and idlers, SmartSprocket™ tuned sprockets and clutched waterpump pulleys and assemblies; and other specialty products including vehicle start / stop subsystems. Litens has manufacturing operations in North America (Canada), Europe (Germany) and Rest of World (China, Brazil and India).

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ROOF SYSTEMS

We design, engineer and manufacture vehicle roof systems for the global automotive industry.

Retractable Hard Tops	Soft Tops	Sliding Folding & Modular Roofs

• Multi-Piece Modules	• Classic Soft Tops	• Roof Openings with Fixed C pillars
• Integration Services • Design Services	• Manual and Fully Automatic Soft Tops	• Various Fabric Solutions • Flash to the Roof Panels
• Rail-to-Rail Concepts
• Roof Openings Spanning the Entire Vehicle Width
• Roof Openings with Intermediate Positions

Processes employed in our roof systems operations include; “cut and sew” of complete fabric covers; backlight gluing; as well as manual and automated complete roof assembly.

VEHICLE ENGINEERING AND CONTRACT ASSEMBLY

We provide components, systems and vehicle engineering and contract vehicle assembly services for the automotive industry. We are the world’s largest brand-independent assembler of complete vehicles and an experienced engineering and manufacturing partner in the field of fuel systems.

Engineering Services	Contract Manufacturing	Fuel Systems

• Design & Vehicle Concepts • Complete Vehicle	• Vehicle Contract Manufacturing • Door Modules	• Fuel Tanks (Steel, Plastic & Aluminum)
Development & Integration • Systems & Modules	• Industrial Services • Fibre Composite Technology	• Tank Filler Pipers & Filler Braces
Development	Applications	• Capless Systems
• Safety Engineering & Testing		• Tank Caps
• Prototype and Low-Volume Production		• Diesel Misfueling Protection • Fuel Supply Modules / Valves
• Aerospace Technology		• Oil & Cooling-Water Systems Components
• Alternative Fuel Systems
• Compressed Air Tanks
• Plastic Tanks

Processes employed in our vehicle engineering and contract assembly operations include; manual and automated welding; bonding and riveting; manual and automated painting/coating (dipped and sprayed) and sealing; as well as manual and automated assembly.

Magna International Inc. AIF	18

HYBRID & ELECTRIC VEHICLES/SYSTEMS

We develop, manufacture and integrate hybrid and electric products and vehicle systems through E-Car Systems.

Components	Batteries	Vehicle Systems

¡ Traction Motors	¡ Cell Technology	¡ Complete Program Management
• Chassis Motors	• Materials Research &	• Engineering
• Torque Motors (Starter/Generator)	Development • Prototype Manufacturing	• ePowertrain & Vehicle Integration
• Hub Motors (In- and Near-Wheel)	¡ Battery Systems • Battery Management	• Supply Chain Quality Management
¡ Motor/Generator Power Electronics	Solutions • Thermal Systems	¡ Electric Vehicle & Hybrid Electric Vehicle Engineering
• Single & Dual Inverters	• Packaging & Vehicle Integration	• Module & System Design
¡ Converters • Boost	• Module & Pack Assembly ¡ Battery & Materials Testing	• Component Packaging & Engineering
• DC/DC • Chargers	• Cell & Pack Testing • Materials Analysis	• Energy & Thermal Management
¡ Control Units • Powertrain Control Modules • Vehicle Control Units		• Computer-Aided Engineering (CAE) & Hardware-in-Loop Simulation
• Motor Control Units		• Calibration & Tuning
• Battery Management Systems		• Testing & Validation

Processes employed in our hybrid and electric vehicles/systems operations include manual and automated assembly; surface mount assembly; wave soldering and point-to-point solder assembly; automated servo changeover for surface mount technology conveyance; stator winding, wire lead fusing, end turn blocking and lacing; rotor core assembly, magnetization and balancing; laser and ultrasonic welding; and dynamometer testing.

TOOLING, ENGINEERING & OTHER

We design, engineer and manufacture tooling for our own use, as well as for sale to our customers. Additionally, we provide engineering support services, independent of particular production programs on which we may have production sales.

RESEARCH AND DEVELOPMENT

We have historically emphasized technology development and have a policy, embodied in our Corporate Constitution, to allocate a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for each fiscal year to research and development during that fiscal year or the next succeeding fiscal year. We have historically significantly exceeded this 7% threshold. See “ITEM 8. CORPORATE CONSTITUTION - Research and Development”.

We expect that our involvement in the development of manufacturing technology and product technology in cooperation with automobile manufacturers will increase as automobile manufacturers further involve automotive suppliers in the vehicle development process.

Innovations

Our current strategic focus on innovation is aimed at six areas of emphasis, namely: green technologies, fuel efficient products, lightweight products, products with enhanced safety features, products that increase comfort and manufacturing process efficiency. Our past development activities have resulted in a number of new and improved manufacturing processes and proprietary products, including the following:

Magna International Inc. AIF	19

CellForm™ Lightweight Structural Composite

A light-weight, stiff sandwich loadfloor which incorporates 100% post consumer recycled paper honeycomb core. Additional bio-content is achieved by utilizing plant oil based polyurethane resin and natural fiber reinforcement layers.

Split Swing Up™ Seat

A seat that swings up and latches for storage in the headliner above the rear view sight line. The seat cushions invert to provide an open cargo area and continuous flat load floor. This seat storage solution, which can be actuated manually or by a power switch, increases packaging space for hybrid batteries, fuel tanks, underbody components and other parts.

In Mould Coat (IMC) PVC Surface

This technology combines in mould coating with a powder slush process, and allows painting an instrument panel with a two tone color surface in a one step process.

Complete Vehicle Concepts

We are involved in the development of complete vehicle concepts in conjunction with our engineering and manufacturing partners. We recently, released our sixth concept vehicle from the MILA (Magna Innovative Lightweight Vehicle) innovation family, the MILA Coupic, a Sport Utility Vehicle coupé which transforms into a sporty pick-up or an open-air convertible.

In addition, two of our recent innovations are product finalists for the upcoming Automotive News PACE Awards which honour superior innovation, technological advancement and business performance among automotive suppliers. The prestigious award is recognized around the world as the industry benchmark for innovation:

Infinity™ Rearview Mirror

The Infinity mirror replaces the traditional bezel around an interior mirror’s perimeter with a highly polished, precision-ground glass edge. As a result, the driver is able to see and interact only with the glass mirror and no part of the assembly extends beyond the mirror, resulting in a clean, futuristic design. Elimination of the bezel may reduce forward obstruction and enhance a driver’s forward field of view by up to 25 percent, while the conventional buttons commonly located in mirror bezels have been replaced with touch-screen style buttons on the glass surface.

One-Touch Stow ‘n Go® Mechanism

Stow N’ Go (a registered trademark of the Chrysler Group) is a seating and storage system. The 2011 version of the Stow ‘n Go mechanism features a one-touch mechanism that folds down the head restraint, folds the seat back, releases the floor latch tumbles the seat forward and inboard to align with the floor tub for easy stowing and continuous flat load floor.

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MANUFACTURING AND ENGINEERING

Facilities

As at December 31, 2011, we had the following manufacturing and product development, engineering and sales facilities:

GEOGRAPHIC REGION	MANUFACTURING	PRODUCT DEVELOPMENT, ENGINEERING AND SALES

North America	134	26
Europe	104	38
Rest of World	48	24

Total	286	88

Our manufacturing facilities occupied approximately 54.6 million square feet, of which approximately 43% was leased from MI Developments Inc. (“MID”), a company that until June 30, 2011 was associated with us, 23% was owned by us and the remaining 34% was leased from third parties. Most of our manufacturing facilities maintain an in-house tooling capability with a staff of experienced tool and die makers. We are operating many of our manufacturing facilities on a multi-shift basis.

Our product development and engineering facilities occupied approximately 2.5 million square feet, of which approximately 42% was leased from MID, 18% was owned by us and the remaining 40% was leased from third parties.

Leases typically have terms of five years or more with options to renew.

Key Commodities

We purchase the majority of our commodities from regional suppliers where we do business. Factors such as price, quality, transportation costs, warehousing costs, availability of supply, and timeliness of delivery have an impact on the decision to source from certain suppliers. We also purchase some key commodities offshore when shortages occur with respect to certain high quality grades of steel and other raw materials. Prices for certain key commodities used in our parts production, particularly steel and resin, have recently been more volatile than their long-term historic patterns. Approximately two-thirds of our steel is acquired through resale programs operated by automobile manufacturers and the balance is generally acquired through annual contracts. Under steel resale programs we are not exposed to steel price increases, thus helping to manage our production costs. Most of our resin purchases fluctuate directly with market indexes, although we do participate in some customer resale programs and also enter into financial hedges on a small portion of our resin purchases. To date, we have not experienced any significant difficulty in obtaining supplies of parts, components or key commodities for our manufacturing operations. We do not carry inventories of key commodities or finished products significantly in excess of those reasonably required to meet production and shipping schedules.

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HUMAN RESOURCES

As at December 31, 2011, we employed approximately 108,000 people as follows:

REGION	NUMBER OF EMPLOYEES

North America	55,375
Europe	39,500
Rest of World	13,400

Total	108,275

Human Resource Principles

Employee Equity Participation and Profit Sharing Program

Since 1975, we have maintained an employee equity and profit participation program to foster participation in profits and share ownership by our eligible employees. Our Corporate Constitution requires that 10% of our qualifying Employee Pre-Tax Profits Before Profit Sharing (as defined in our Corporate Constitution) for a fiscal period be allocated to (i) the employee equity participation and profit sharing plan, (ii) contributions to a defined benefit pension plan, or (iii) a cash distribution to eligible employees. See “ITEM 8. CORPORATE CONSTITUTION - Employee Equity Participation and Profit Sharing Programs”.

Management Incentive Compensation

We believe that profit participation motivates members of management to achieve profitability, which we view as the key measure of corporate performance that ultimately drives share price returns. Accordingly, our customary executive compensation program consists of three core elements:

•

a base salary, which is generally at or below base salaries for comparable positions within an appropriate comparator group of North American and European automotive and industrial companies which have global businesses;

•

an annual profit-sharing bonus directly tied to our profits, split in the form of: a short-term incentive paid in cash; and a mid-term incentive paid in the form of restricted stock units, the payout value of which is deferred for over two years and tied to the market price of our Common Shares; and

•	long-term incentives, primarily in the form of stock options.

Our Corporate Constitution provides that aggregate profit-sharing bonuses paid and payable to Corporate Management (as defined in the Corporate Constitution) in respect of any fiscal year must not exceed 6% of our Pre-tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that fiscal year. See “ITEM 8. CORPORATE CONSTITUTION - Incentive Bonuses; Management Base Salaries”. For a detailed discussion of our executive compensation, see “CGCC Compensation Report to Shareholders” and “Compensation Discussion & Analysis” in our Management Information Circular/Proxy Statement dated March 29, 2012.

Employee’s Charter

We are committed to an operating philosophy based on fairness and concern for people. This philosophy is part of our “Fair Enterprise” culture in which employees and management share in the responsibility to help ensure our success. Our Employee’s Charter embodies this philosophy through the following principles:

¡

Job Security - Being competitive by making a better product for a better price is the best way to enhance job security. We are committed to working together with our employees to help protect their job security. To assist in this regard, we provide job counselling, training and employee assistance programs to our employees.

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¡	A Safe and Healthful Workplace - We strive to provide our employees with a working environment which is safe and healthful.

¡	Fair Treatment - We offer equal opportunities based on an individual’s qualifications and performance, free from discrimination or favouritism.

¡

Competitive Wages and Benefits - We provide our employees with information which enables an employee to compare his/her total compensation, including total wages and total benefits, with those earned by employees of our competitors, as well as with other plants in the communities in which our plants are located. If total compensation is not competitive, wages are adjusted.

¡	Employee Equity and Profit Participation - We believe that our employees should share in our financial success.

¡

Communication and Information - Through regular monthly meetings between management and employees and through publications, we provide our employees with information so that they know what is going on in the company and in the industry.

¡

Employee Hotline - Should any of our employees have a problem, or feel the foregoing principles are not being met, we encourage them to call the Hotline or use self-addressed Hotline envelopes to register their complaints. Employees do not have to give their names, but if they do, it is held in strict confidence. Hotline investigators (who are independent from divisional management) answer an employee’s call. The Hotline is committed to investigating and resolving all concerns or complaints and must report the outcome to our global human resources department.

¡

Employee Relations Advisory Board - The Employee Relations Advisory Board is a group of people who have proven recognition and credibility relating to humanitarian and social issues. This Board monitors, advises and ensures that we operate within the spirit of our Employee’s Charter and the principles of our Corporate Constitution.

Human Resource Policies

In furtherance of our commitment to fairness, as demonstrated in our Employee’s Charter, we have established Fairness Committees in most of our North American and in many European manufacturing facilities which enable employees at such facilities to have many of their concerns resolved by a committee comprised of both management and employees. Most of our North American manufacturing facilities also have an Employee Advocate who works with our employees and management to ensure that any concerns that arise in the workplace are addressed quickly and in accordance with our Employee’s Charter, Corporate Constitution and operating principles. An Employee Advocate can only be removed if more than 65% of the shop floor employees at the applicable division vote to remove him or her through a secret ballot vote.

We have established many employee communication programs, such as monthly divisional employee meetings, continuous improvement team meetings, an employee hotline and employee opinion surveys to help ensure employee involvement and feedback.

In addition to the employee equity participation and profit sharing programs discussed under “Human Resource Principles”, we maintain a group registered retirement savings plan in Canada and a 401(k) plan in the United States whereby we partially match employees’ contributions made through payroll deductions. These plans complement the employee equity participation and profit sharing programs and are designed to assist employees in providing replacement income for retirement.

Labour Relations

We believe that we maintain positive relations with our employees and, where applicable, with the unions representing the employees at certain of our automotive divisions.

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Employees at one of our facilities in Canada are covered by a collective agreement with the National Automobile, Aerospace, Transportation and General Workers Union of Canada (CAW) which does not fall under the Framework of Fairness Agreement described below. Employees at six of our divisions in the United States are represented by the International Union, United Automobile Aerospace and Agricultural Workers of America (UAW) and employees of one of our divisions in the Unites States are represented by the United Food & Commercial Workers Union (UFCW). The forms of collective agreements negotiated with the CAW and the UAW recognize our unique operating philosophy, including our Employee’s Charter and fundamental Fair Enterprise principles. Most of these agreements recognize the need for wages and benefits to be competitive with companies we compete with for business, rather than those paid by our customers’ vehicle assembly operations. One of the key features of these agreements is the commitment that there will be no strikes or lock-outs during the life of such agreements.

Employees at a number of our divisions in Mexico and the United Kingdom are currently covered by collective bargaining agreements with various unions in these jurisdictions. Employees at a number of our divisions in continental Europe are covered by national industry-wide agreements relating to compensation and employment conditions and are members of in-house employees’ associations or trade unions.

From time to time, various unions seek to represent groups of our employees and, as a result, we may become party to additional collective agreements in the future.

Framework of Fairness Agreement

On October 15, 2007, we announced that we had entered into the Framework of Fairness Agreement (“FFA”) with the CAW. The FFA is a set of principles which balance the needs of employees and the needs of business to be competitive. The FFA is being introduced to our employees over a period of several years and they will have the opportunity to vote at the plant level on whether to approve a new contract under its terms and conditions and join the CAW. If a majority of workers in a facility vote in favour, then that plant will be covered by a new Magna-CAW national collective agreement.

The key terms and conditions of the FFA include:

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preservation of our Fair Enterprise culture and operating principles, including the sharing of our financial success through equity ownership, as set out in our Corporate Constitution and Employee’s Charter;

¡	comprehensive no strike, no lock-out provisions with unresolved collective bargaining issues being settled through final offer selection arbitration;

¡	progressive concern resolution and plant representation mechanisms that preserve our Open Door Process, Fairness Committees, Employee Advocates and the Employee Hotline;

¡	competitive wage and benefit principles consistent with our Employee’s Charter;

¡	tying of annual wage adjustments to a manufacturing inflationary index, plant specific performance measures and competitive considerations;

¡	secret ballot voting on workplace issues; and

¡	generally, depoliticization of the workplace and labour-management relations.

As of March 23, 2012, employees at three of our Canadian divisions are covered by the Magna-CAW national collective agreement under the FFA.

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COMPETITION

We face numerous sources of competition in the markets in which we operate, including from automobile manufacturers, other automotive suppliers, including ones in which one or more automobile manufacturers may have direct or indirect investments. We believe that there are a number of automotive suppliers that can produce some of the components, assemblies, modules and systems that we currently produce. Some of our competitors may have greater technical or marketing resources than we do and some of them may be dominant in markets in which we operate, however, we are the only automotive supplier with product capabilities spanning every major area of a vehicle. We believe that this breadth of capabilities, combined with our strong balance sheet, corporate culture, customer relationships and other factors provide us with an important competitive advantage. In addition, we have in recent years won business, and expect to continue to pursue opportunities, in several areas that are complementary to our existing automotive business, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks. As a result, we also compete against a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their traditional industries.

The basis on which automobile manufacturers select automotive suppliers is determined by a number of factors, including price, quality, service, historical performance, timeliness of delivery, proprietary technologies, scope of in-house capabilities, existing agreements, responsiveness to the customer, the supplier’s overall relationship with the automobile manufacturer, the degree of available and unutilized capacity or resources in the manufacturing facilities of the automobile manufacturer, collective bargaining agreement provisions, labour relations issues, financial strength and other factors. The number of competitors that are solicited by automobile manufacturers to bid on any individual product has been reduced in many cases and we expect further reductions as a result of economic conditions in recent years and as automobile manufacturers follow through on their stated intentions of dealing with fewer suppliers and rewarding those suppliers with earlier and deeper involvement.

SALES AND MARKETING

Customer Management Offices

We have a globally-structured sales, engineering and marketing team in key locations where our global customers maintain their engineering and commercial offices and satellite locations across the globe where our customers have located their manufacturing facilities. In the Americas, our customer management offices are located in Canada, the United States, Mexico and Brazil. In Europe, our customer management offices are located primarily in Austria, Germany, the United Kingdom, France, Italy, Sweden, Poland, Czech Republic, Hungary, Turkey and Russia. Our customer management offices in Rest of World are located in Japan, China, South Korea, India and Thailand. The various internal operating divisions and subsidiaries of the automobile manufacturers normally initiate many of their own purchasing decisions. As a result, an automobile manufacturer may effectively constitute multiple customers.

Purchase Orders

Our sales are generated through customer requests to quote on particular products, including parts, components and assemblies, and the tools and dies to produce parts. Purchase orders for our products are typically for one or more models, and typically extend over the life of each model, which is generally four to seven years. However, purchase orders issued by our automobile manufacturer customers typically do not require them to purchase any minimum number of our products. Releases under such purchase orders, which authorize us to supply specific quantities of products, are issued for planning, raw material and production purposes typically over a one to four month period in advance of anticipated delivery dates. The actual number of products that we supply under purchase orders in any given year is dependent upon the number of vehicles produced by the automobile manufacturers of the specific models in which those products are incorporated.

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It has been our experience that once we receive purchase orders for products for a particular vehicle model or program, we will usually continue to supply those products until the end of that model or program. However, automobile manufacturers could cease sourcing their production requirements from us for a number of reasons, including if we refuse to accept demands for price reductions or other concessions.

ENVIRONMENTAL MATTERS

Health, Safety and Environmental Policy

We are subject to a wide range of environmental laws and regulations relating to air emissions, soil and ground water quality, wastewater discharge, waste management and storage of hazardous substances. We aim to be an industry leader in environmental compliance with the intention to prevent pollution by reducing the impact of our operations on the environment and through technological innovation and process efficiencies. In furtherance of this aim, our Health, Safety and Environmental Policy commits us to:

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complying with, and exceeding where reasonably possible, all applicable health, safety and environmental laws, regulations and standards in all of our operations and conforming to our internal standards based on generally accepted environmental practices and established industry codes of practice;

¡	regularly evaluating and monitoring past and present business activities impacting upon health, safety and environmental matters;

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improving upon the efficient use of natural resources, including energy, minimizing waste streams and emissions, and implementing effective recycling in manufacturing operations, in each case, through the use of locally set continuous improvement targets;

¡	utilizing innovative design and engineering to reduce the environmental impact of our products during vehicle operation and at end of life;

¡	ensuring that a systematic review program is implemented and monitored at all times for each of our operations, with the goal of continual improvement in health, safety and environmental matters; and

¡	ensuring that adequate reports on health, safety and environmental matters are presented to our Board of Directors on an annual basis, at a minimum.

The Health and Safety and Environmental Committee of our Board of Directors assists in overseeing our handling of health, safety and environmental issues and annually reviews our Health, Safety and Environmental Policy. This Committee operates pursuant to a written charter, the text of which is located on our website (www.magna.com) under “Corporate Governance”, along with the text of our Health, Safety and Environmental Policy.

Environmental Compliance

Certifications

As part of our commitment to environmental compliance, we are also compliant with ISO 14001 standards where appropriate. As of December 31, 2011, 193 (or approximately 67%) of our manufacturing facilities were ISO 14001 certified.

Industrial Emissions

We operate a number of manufacturing facilities that use environmentally sensitive processes and hazardous materials. Our manufacturing facilities are subject to a program of regular third party and internal environmental compliance audits or inspections. We believe that all of these operations meet, in all material respects, applicable governmental standards for waste handling and emissions. Notwithstanding this compliance, we have in the past and may in the future experience complaints regarding some of our manufacturing facilities from neighbouring parties. In the past, such complaints have been addressed by open

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dialogue with relevant stakeholders and, where appropriate, manufacturing process adjustments. In addition, facilities have in the past and may in the future receive a notice of violation or similar communication from local regulators during routine reviews. We have in the past and will continue in the future to address any such notices promptly. Further, in spite of generating and disposing of hazardous wastes in full compliance with the regulations, a waste generator (manufacturing facility) can be named as a Potentially Responsible Party (“PRP”) if a U.S.-based waste handling or disposal facility used by the manufacturing facility goes bankrupt, or is otherwise unable to clean up any contamination associated with its operation. Costs associated with being a PRP could be material depending upon the site conditions and the number of participating PRPs. In order to mitigate this risk, we require each of our facilities to ensure that any waste haulers or disposal facilities that they use carry pollution liability insurance in addition to being appropriately licensed.

We are also subject to environmental laws requiring investigation and clean-up of environmental contamination. From time to time, our operations and properties become the subject of inquiries or investigations of environmental regulators. We are in various stages of investigation or clean-up at our manufacturing facilities where contamination has been alleged or identified. These stages include performing periodic soil and groundwater sampling, determining the most appropriate corrective action approach for remediating the contamination and obtaining regulatory approval of such approach, performing the remediation and monitoring the status of our remediation. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data about the contaminated site, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. To date, the aggregate costs incurred in complying with environmental laws and regulations, including the costs of clean-up and remediation, have not had a material adverse effect on us. However, changes in these government laws and regulations are ongoing and may make environmental compliance, such as emissions control and waste disposal, increasingly expensive. In 2011, we spent approximately $1 million on environmental clean-up and remediation costs and currently estimate similar (or slightly higher) expenditures for 2012.

We are subject to environmental laws and regulations both as tenant and owner of our properties. Approximately 42% of our automotive real estate is leased from MID. Our leases with MID generally provide that, as tenant, we must maintain the leased properties in accordance with all applicable laws, including environmental laws. We are also responsible for removing all hazardous and toxic substances when and as required by applicable laws and, in any event, prior to the termination of our occupation of the leased properties. This applies whether or not the contamination occurred prior to our use of the leased properties, unless it was not caused or exacerbated by our use. Our leases generally also contain indemnities in favour of MID with respect to environmental matters, and those indemnities expire after a specified period of time following the termination of the leases.

Greenhouse Gas Emissions

Regulations for greenhouse gas emissions from manufacturing operations are in place or proposed for a number of jurisdictions. They include phased-in mandatory reporting and, in some jurisdictions, reduction targets. Although our operations in various jurisdictions have to meet any applicable regulatory targets for greenhouse gas reduction, our operations are not major emitters and generally do not exceed local reporting thresholds. Accordingly, we do not currently anticipate that current or future regulatory targets for such reduction or future greenhouse gas emission caps would have a material adverse effect on our operations. Magna currently participates in the Carbon Disclosure Project, a not-for-profit project designed to provide investors with information relating to corporate greenhouse gas emissions and perceived corporate risk due to climate change.

INTELLECTUAL PROPERTY

We own and use numerous patents and patent applications in connection with our operations. We are also licensed to use patents or technology owned by others. From time to time, claims of patent infringement are made by or against us. None of the claims against us has had, and we believe that none of the current claims will have, a material adverse effect upon us. While in the aggregate our patents and licenses are considered

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important in the operation of our business, we do not consider them of such importance that the expiry of any one patent or license would materially affect our business.

RISK FACTORS

The industry we compete in and the business we conduct are subject to a number of risks and uncertainties. These risks and uncertainties, together with certain assumptions, also underlie the forward-looking statements made in this Annual Information Form. In order to fully understand these risks, uncertainties and assumptions, you should carefully consider the following risk factors in addition to other information included in this Annual Information Form.

Risks Relating to Our Industry and Operations

A worsening of economic and political conditions may result in lower consumer confidence. Lower consumer confidence could result in a decline in production volumes as a result of lower consumer demand which could have a material adverse effect on our profitability.

The global automotive industry is cyclical. A worsening of economic and political conditions, including through rising interest rates or inflation, high unemployment, increasing energy prices, declining real estate values, increased volatility in global capital markets, international conflicts and/or other factors, may result in lower consumer confidence, which has a significant impact on consumer demand for vehicles. Vehicle production is affected by consumer demand, particularly following the restructuring actions taken by some automobile manufacturers in recent years. A significant decline in production volumes from current levels could have a material adverse effect on our profitability.

The continuation of economic uncertainty or a deterioration of the global economy for an extended period of time could have a material adverse effect on our profitability and financial condition.

While a number of regions appear to have recovered from the 2008-2009 global recession, uncertainty remains about the strength of the recovery in some regions such as North America, while other regions such as Europe are currently experiencing an economic downturn. The continuation of economic uncertainty or deterioration of the global economy for an extended period of time could have a material adverse effect on our profitability and financial condition.

The continuation or worsening of the European “sovereign debt crisis” could intensify the risks faced by the automotive industry and our business, which could have a material adverse effect on our operations, financial condition and profitability.

Europe is currently experiencing a “sovereign debt crisis” as a result of widespread concern about the ability of several European governments to repay their debt. Despite efforts made to date, additional actions may be required to stabilize several Eurozone economies and considerable uncertainty remains with respect to the ultimate outcome of these actions. Conditions in Europe have resulted in increased volatility in global capital markets, as well as lower consumer confidence, which could continue for the foreseeable future. In these circumstances, many of the risks faced by the automotive industry and our business could intensify, which could have a material adverse effect on our operations, financial condition and profitability.

Our short-term profitability could be materially adversely affected by costs associated with downsizing, closing or selling some of our operations or other significant, non-recurring costs.

It is likely that we may downsize, close or sell some of our operating divisions. By taking such actions, we may incur restructuring, downsizing and/or other significant non-recurring costs. These costs may be higher in some countries than others and could have a material adverse effect on our short-term profitability.

Our inability to turn around financially underperforming operations could have a material adverse effect on our profitability and operations.

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Although we are working to turn around financially underperforming operating divisions, there is no guarantee that we will be successful in doing so in the short-to medium-term. The continued underperformance of one or more operating divisions could have a material adverse effect on our profitability and operations.

Our profitability may be adversely affected by program launch difficulties.

From time to time, we are awarded new or takeover business by our customers. The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our and our suppliers’ manufacturing facilities and manufacturing processes, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability.

An unanticipated deterioration of economic conditions could result in depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

We believe we will have sufficient available cash to successfully execute our business plan, even in the event of another global recession similar to that of 2008-2009. However, uncertain economic conditions create significant planning risks for us. The occurrence of an economic shock not contemplated in our business plan, a rapid deterioration of economic conditions or a more prolonged recession than that experienced in 2008-2009 could result in the depletion of our cash resources, which could have a material adverse effect on our operations and financial condition.

The failure of one or more major financial institutions could adversely affect the amount of credit available to us, subject us to counterparty risk in connection with derivative transactions, or increase the risk that our cash reserves may not be recoverable, all of which could adversely affect our financial condition.

The failure of any major financial institutions in the future could adversely affect our ability, as well as our customers’ and suppliers’ ability, to access liquidity needed to support our operating activities. Additionally, the failure of a financial institution in which we invest our cash reserves or that is a counterparty in a derivatives transaction (primarily currency and commodities hedges) with us, could increase the risk that our cash reserves and amounts owing to us pursuant to derivative transactions may not be fully recoverable. Any of these risks could have an adverse effect on our financial condition.

The bankruptcy of any of our major customers or suppliers could have a material adverse effect on our profitability.

While the automotive industry appears to have stabilized following the 2008-2009 recession, there is no certainty regarding the long-term financial health of our customers and suppliers. The bankruptcy or insolvency of a major customer or supplier to us could have a material adverse effect on our profitability.

Prolonged supply disruptions could have a material adverse effect on our profitability.

A disruption in the supply of components to us from our suppliers could cause the temporary shut-down of our or our customers’ production lines. Any prolonged supply disruption, including due to the inability to re-source or in-source production, could have a material adverse effect on our profitability.

Work stoppages and other labour relations disputes could have a material adverse effect on our operations and profitability.

Some of our manufacturing facilities are unionized, as are many manufacturing facilities of our customers and suppliers. Unionized facilities are subject to the risk of labour disruptions from time to time. A significant labour disruption could lead to a lengthy shutdown of our or our customers’ and/or our suppliers’ production lines, which could have a material adverse effect on our operations and profitability.

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We may not be able to compete as successfully as some of our competitors in certain product or geographic areas, which could have an adverse effect on our operations and profitability.

The automotive supply industry is highly competitive. As a result of our diversified automotive business, some competitors in each of our product capabilities have greater market share than we do. Failure to successfully compete with existing or new competitors could have an adverse effect on our operations and profitability.

A reduction in outsourcing by our customers, or the loss of any material production or assembly programs, combined with a failure to secure sufficient alternative programs, could have a material adverse effect on our profitability.

We depend on the outsourcing of components, modules and assemblies, as well as complete vehicles, by automobile manufacturers. The extent of automobile manufacturer outsourcing is influenced by a number of factors, including: relative cost, quality and timeliness of production by suppliers as compared to automobile manufacturers; capacity utilization; automobile manufacturers’ perceptions regarding the strategic importance of certain components/modules to them; labour relations among automobile manufacturers, their employees and unions; and other considerations. A reduction in outsourcing by automobile manufacturers, or the loss of any material production or assembly programs combined with the failure to secure alternative programs with sufficient volumes and margins, could have a material adverse effect on our profitability.

Termination or non-renewal of a production purchase order by a customer could have an adverse effect on our profitability.

Contracts from our customers consist of blanket purchase orders which generally provide for the supply of a customer’s annual requirements for a particular vehicle, instead of a specific quantity of products. These blanket purchase orders can be terminated by a customer at any time and, if terminated, could result in our incurring various pre-production, engineering and other costs which we may not recover from our customer and which could have an adverse effect on our profitability.

A shift away from technologies in which we are investing could have a material adverse affect on our profitability and financial condition.

We continue to invest in technology and innovation which we believe will be critical to our long-term growth. Our ability to anticipate changes in technology and to successfully develop and introduce new and enhanced products and/or manufacturing processes on a timely basis will be a significant factor in our ability to remain competitive. If there is a shift away from the use of technologies in which we are investing, our costs may not be fully recovered. We may be placed at a competitive disadvantage if other technologies emerge as industry-leading technologies, which could have a material adverse effect on our profitability and financial condition.

We recorded significant impairment charges in recent years and could record additional impairment charges in the future which could have a material adverse effect on our profitability.

We recorded significant impairment charges related to goodwill, long-lived assets and future tax assets in recent years and may continue to do so in the future. The early termination, loss, renegotiation of the terms of, or delay in the implementation of, any significant production contract could be indicators of impairment. In addition, to the extent that forward-looking assumptions regarding: the impact of turnaround plans on underperforming operations; new business opportunities; program price and cost assumptions on current and future business; the timing and success of new program launches; and forecast production volumes; are not met, any resulting impairment loss could have a material adverse effect on our profitability.

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Shifts in market share away from our top customers could have a material adverse effect on our profitability.

Although we supply parts to all of the leading automobile manufacturers, a significant majority of our sales are to six such customers. While we have diversified our customer base somewhat in recent years and continue to attempt to further diversify, there is no assurance we will be successful. Shifts in market share away from our top customers could have a material adverse effect on our profitability.

Shifts in market shares among vehicles or vehicle segments or shifts away from vehicles on which we have significant content could have a material adverse effect on our profitability.

While we supply parts for a wide variety of vehicles produced globally, we do not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which we do supply parts. Shifts in market shares among vehicles or vehicle segments, particularly shifts away from vehicles on which we have significant content and shifts away from vehicle segments in which our sales may be more heavily concentrated, could have a material adverse effect on our profitability.

We are exposed to a number of risks related to conducting business in foreign countries, the occurrence of which could have an adverse effect on our operations, financial condition and profitability.

While we continue to expand our manufacturing footprint with a view to taking advantage of manufacturing opportunities in markets such as China, India, Brazil, Russia and other non-traditional markets for us, we cannot guarantee that we will be able to fully realize such opportunities. Additionally, the establishment of manufacturing operations in new markets carries its own risks, including those relating to:

•	political and economic instability;

•	trade, customs and tax risks;

•	currency exchange rates;

•	currency controls;

•	limitations on the repatriation of funds;

•	insufficient infrastructure; and

•	other risks associated with conducting business internationally.

Expanding our business in non-traditional markets is an important element of our strategy and, as a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable, however, the occurrence of any such risks could have an adverse effect on our operations, financial condition and profitability.

Our inability to offset commodities price increases could have a material adverse effect on our profitability.

Prices for certain key raw materials and commodities used in our parts, including steel and resin, have recently been more volatile than their long-term historic patterns. To the extent we are unable to offset commodity price increases:

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•	by passing commodity price increases to our customers;

•	by engineering products with reduced commodity content;

•	through hedging strategies; or

•	otherwise,

such additional commodity costs could have an adverse effect on our profitability.

Significant long-term fluctuations in relative currency values could have an adverse effect on our profitability and financial condition, and could adversely impact our competitiveness in certain regions.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are realized in Canadian dollars, euros, British pounds and other currencies. Our profitability is affected by movements of the U.S. dollar against the Canadian dollar, the euro, the British pound and other currencies in which we generate revenues and incur expenses. Significant long-term fluctuations in relative currency values, in particular a significant change in the relative values of the U.S. dollar, Canadian dollar, euro or British pound, could have an adverse effect on our profitability and financial condition and any sustained change in such relative currency values could adversely impact our competitiveness in certain geographic regions.

Our failure to successfully identify, complete and integrate acquisitions could have a material adverse effect on our profitability.

We have completed a number of acquisitions and may continue to do so in the future. In those product areas in which we have identified acquisitions as a key aspect of our business strategy, we may not be able to identify suitable acquisition targets or successfully acquire any suitable targets which we identify. Additionally, we may not be able to successfully integrate or achieve anticipated synergies from those acquisitions which we do complete, which could have a material adverse effect on our profitability.

Our inability to offset price concessions or additional costs from our customers could have an adverse effect on our profitability.

We face ongoing pricing pressure, as well as pressure to absorb costs related to product design, engineering and tooling, as well as other items previously paid for directly by OEMs. Our inability to fully offset price concessions or costs previously paid for by automobile manufacturers could have an adverse effect on our profitability.

Warranty and recall costs could have a material adverse effect on our profitability and financial condition.

Our customers continue to demand that we bear the cost of the repair and replacement of defective products which are either covered under their warranty or are the subject of a recall by them. Warranty provisions are established based on our best estimate of the amounts necessary to settle existing or probable claims on product defect issues. Recall costs are costs incurred when government regulators and/or our customers decide to recall a product due to a known or suspected performance issue and we are required to participate either voluntarily or involuntarily. Currently, under most customer agreements, we only account for existing or probable warranty claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience. While we possess considerable historical warranty and recall data and experience with respect to the products we currently produce, we have little or no warranty and recall data which allows us to establish accurate estimates of, or provisions for, future warranty or recall costs relating to new products, assembly programs or technologies being brought into production. The obligation to repair or replace such products could have a material adverse effect on our profitability and financial condition.

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Natural disasters could disrupt our supply of products to our customers which could have a material adverse effect on our operations and profitability.

Our manufacturing facilities are subject to risks associated with natural disasters, including fires, floods, hurricanes and earthquakes. The occurrence of any of these disasters could cause the total or partial destruction of a manufacturing facility, thus preventing us from supplying products to our customers and disrupting production at their facilities for an indeterminate period of time. The inability to promptly resume the supply of products following a natural disaster at a manufacturing facility could have a material adverse effect on our operations and profitability.

An increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

Some of our current and former employees in Canada and the United States participate in defined benefit pension plans. Although these plans have been closed to new participants, existing participants continue to accrue benefits. Our defined benefit pension plans are not fully funded and our pension funding obligations could increase significantly due to a reduction in the funding status caused by a variety of factors, including: weak performance of capital markets; declining interest rates; failure to achieve sufficient investment returns; investment risks inherent in the investment portfolios of the plans; and other factors. A significant increase in our pension funding obligations could have an adverse effect on our profitability and financial condition.

Legal claims and/or regulatory actions against us could have a material adverse effect on our financial position.

From time to time, we may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, we attempt to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, although it is difficult to predict final outcomes with any degree of certainty. Except as disclosed from time to time in our consolidated financial statements, we do not believe that any of the proceedings or claims to which we are party will have a material adverse effect on our financial position; however, we cannot provide any assurance to this effect.

A failure to adequately understand the non-automotive businesses in which we pursue opportunities could have an adverse effect on our operations and profitability.

We continue to pursue opportunities in areas that are complementary to our existing automotive design, engineering and manufacturing capabilities, such as structural elements and panels for solar panels, stamped components for consumer durables, including household appliances, and various components for heavy trucks, all in order to more efficiently use our capital assets, technological know-how and manufacturing capacity. Many of these “non-automotive” industries are subject to some of the same types of risks as our automotive business, including: sensitivity to economic conditions, cyclicality and technology risks. We also face a diverse number of competitors possessing varying degrees of financial and operational strength and experience in their industry. Failure to adequately understand these non-automotive businesses, including with respect to warranty issues, pricing and other factors, could have an adverse effect on our operations and profitability.

Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

Our effective tax rate varies in each country in which we conduct business. Changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates could have a material adverse effect on our profitability.

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Our profitability may be materially adversely affected by our inability to utilize tax losses or because of tax exposures we face.

We have incurred losses in some countries which we may not be able to fully or partially offset against income we have earned in those countries. In some cases, we may not be able to utilize these losses at all if we cannot generate profits in those countries and/or if we have ceased conducting business in those countries altogether. Our inability to utilize material tax losses could materially adversely affect our profitability. At any given time, we may face other tax exposures arising out of changes in tax laws, tax reassessments or otherwise. To the extent we cannot implement measures to offset these exposures, they may have a material adverse effect on our profitability.

A downgrade in credit ratings assigned to us could impact our cost of borrowing, which could have an adverse effect on our profitability and financial condition.

The credit ratings currently assigned to us by DBRS, Moody’s and Standard & Poor’s, or that may in the future be assigned to us by other ratings agencies, are subject to change in accordance with the criteria established by such ratings agencies. There is no assurance that any rating assigned to us will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future. A downgrade in the credit ratings assigned to us by one or more rating agencies could increase our cost of borrowing or impact our ability to renegotiate loans made to us, which could have an adverse effect on our profitability and financial condition.

Significant changes in laws and governmental regulations could have an adverse effect on our profitability.

A significant change in the current regulatory environment in our principal markets could have an adverse effect on our profitability. Additionally, we could be adversely affected by changes in tax or other laws which impose additional costs on automobile manufacturers or consumers, or more stringent fuel economy and emissions requirements on manufacturers, of sport-utility vehicles, light trucks and other vehicles from which we derive some of our sales.

Compliance with environmental laws and regulations could have an adverse effect on our financial condition or profitability.

We are subject to a wide range of environmental laws and regulations relating to air emissions, wastewater discharge, waste management and storage of hazardous substances. We are also subject to environmental laws requiring investigation and clean-up of environmental contamination and are in various stages of investigation and clean-up at our manufacturing facilities where contamination has been alleged. Estimating environmental clean-up liabilities is complex and heavily dependent on the nature and extent of historical information and physical data relating to the contaminated sites, the complexity of the contamination, the uncertainty of which remedy to apply and the outcome of discussions with regulatory authorities relating to the contamination. In addition, these environmental laws and regulations are complex, change frequently and have tended to become more stringent and expensive over time. Therefore, we may not have been, and in the future may not be, in complete compliance with all such laws and regulations and we may incur material costs or liabilities as a result of such laws and regulations significantly in excess of amounts we have reserved. To the extent that we incur liabilities or costs in excess of the amounts we have reserved in order to comply with environmental laws and regulations, such liabilities or costs could have an adverse effect on our financial condition or profitability.

Trading prices of our Common Shares are not predictable and may fluctuate significantly due to a variety of factors, many of which are outside of our control.

Trading prices of our Common Shares cannot be predicted and may fluctuate significantly due to a variety of factors, many of which are outside of our control, including: general economic and stock market conditions; variations in our operating results and financial condition; differences between our actual operating and financial results and those expected by investors and stock analysts; changes in recommendations made by stock analysts, whether due to factors relating to us, our customers, the automotive industry or otherwise; significant news or events relating to our primary customers, including the release of vehicle production and

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sales data; investor and stock analyst perceptions about the prospects for our or our primary customers’ respective businesses or the automotive industry; and other factors.

Risks Related to Our Vehicle Electrification Partnership

Although we do not control our vehicle electrification partnership, our customers may look to us to resolve issues relating to their programs, which could have an adverse effect on our profitability.

Our vehicle electrification business is currently conducted through a partnership, E-Car Systems, which is indirectly controlled by certain affiliates of the Stronach family (the “Stronach Group”) as a result of its right to appoint three of the five members of the management committee through which the business and affairs of the partnership are managed and controlled. Subject to our veto rights in respect of certain fundamental changes and specified business decisions, the Stronach Group is able to cause E-Car Systems to effect transactions without our consent. In addition, E-Car Systems has an unrestricted right to compete with us, now or in the future, in the design, engineering, manufacture or sale of electric or hybrid-electric vehicle components. Despite the Stronach Group’s control of E-Car Systems, our customers may continue to look to us for resolution of financial, operational, quality or warranty issues relating to programs for which E-Car Systems is responsible, which could have a material adverse effect on our profitability.

The failure to recover our investment in our vehicle electrification partnership with the Stronach Group could have a material adverse effect on our profitability and financial condition.

We have no obligation to make additional investments in E-Car Systems under the terms of the E-Car Systems partnership agreement. We anticipate that E-Car Systems will require additional funding in 2012, possibly as early as the second quarter. We do not intend to extend equity funding for E-Car Systems on a pro rata basis under the current ownership structure. A special committee of all the Independent Directors of our Board was formed in February 2012 to consider possible options in connection with Magna’s investment in E-Car Systems. The special committee has retained independent legal and financial advisors to assist it in its review and consideration, which remains at an early stage. Our ability to recover our initial investment or any potential subsequent investment(s) in E-Car Systems is subject to a number of risks and uncertainties, including E-Car Systems ability to successfully introduce and commercially provide its products and services. The failure to recover our investment in E-Car Systems could have a material adverse effect on Magna’s profitability and financial condition.

The electric vehicle industry is subject to a number of risks, some of which could adversely affect our ability to recover our investment in our electric vehicle partnership, which could adversely affect our profitability.

The electric vehicle industry is in its early stages of development and, in addition to the risks related to the automotive industry in general, it is subject to several other risks and uncertainties related to the electric vehicle industry itself, including:

•	reliance on government incentives and subsidies;

•	the need for substantial public or private investment for additional infrastructure to support electric vehicles;

•	relative scarcity of certain critical commodities necessary for production of certain key components and systems used in electric vehicles;

•	sensitivity to consumer preferences and consumer willingness to adopt new technologies; and

•	lack of historical warranty and recall data and experience relating to electric vehicles.

There can be no assurance that a viable technology and/or a market for electric vehicles will develop and, if so, the timing of such development, if at all. This may significantly delay, or reduce the extent of, the recovery of our investment in the vehicle electrification business, which could adversely affect our profitability.

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ITEM 4. DIVIDENDS

Dividends Paid

Holders of our Common Shares (formerly our Class A Subordinate Voting Shares, until August 31, 2010) are entitled to a pro rated amount of any cash dividends declared by our Board of Directors on these shares. Prior to the removal of our Class B Shares from our capital structure, holders of our Class B Shares were entitled to a pro rated amount of dividends declared. The following table sets forth the cash dividends we have paid on our Common Shares and, prior to August 31, 2010, our Class B Shares for the last three years, as restated to reflect the Stock Split:

PERIOD	PAYMENT DATE	RECORD DATE	AMOUNT PER SHARE (COMMON)		AMOUNT PER SHARE (CLASS B)
			RESTATED	ACTUAL

Calendar 2012 (to date)	March 23	March 12	$0.275	$0.275	—
Calendar 2011	December 15	November 30	$0.25	$0.25	—
	September 15	August 31	$0.25	$0.25	—
	June 15	May 31	$0.25	$0.25	—
	March 23	March 11	$0.25	$0.25	—
	December 15	November 30	$0.18	$0.18	—
Calendar 2010	September 15	August 31	$0.15	$0.30	—
	June 16	May 31	$0.09	$0.18	$0.18
Calendar 2009	March 23	March 11	$0.09	$0.18	$0.18

We started paying cash dividends on our Class A Subordinate Voting Shares and Class B Shares (or their predecessors) on a quarterly basis in 1967. Our Board suspended the Company’s quarterly dividend with respect to its Class A Subordinate Voting Shares and Class B shares on May 5, 2009 during the continuing global recession and reinstated the Company’s quarterly dividend on May 5, 2010, increasing such dividend in each of the next four quarters. Prior to the suspension, we had paid cash dividends in respect of each of the prior 70 quarters. The payment of dividends and the amount thereof is determined by our Board of Directors in accordance with our Corporate Constitution (see “ITEM 8. CORPORATE CONSTITUTION - Dividends”), taking into account earnings, cash flow, capital requirements, our financial condition and other relevant factors.

Dividend Reinvestment Plan (DRIP)

Since 1994, we have maintained a dividend reinvestment plan in which registered shareholders have the option to purchase additional Common Shares by investing the cash dividends paid on their shares.

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ITEM 5. DESCRIPTION OF CAPITAL STRUCTURE

Authorized Share Capital

Our authorized share capital consists of an unlimited number of Common Shares and 99,760,000 Preference Shares, issuable in series, all with no par value. As of March 23, 2012, a total of 233,408,126 Common Shares were outstanding. No Preference Shares have been issued or are outstanding.

The following is a brief description of the significant attributes of our authorized share capital and is qualified in its entirety by reference to the detailed provisions in our charter documents. See “ITEM 8. - CORPORATE CONSTITUTION” for additional terms and conditions relating to our authorized share capital. The attributes of our Common Shares and our Preference Shares are set out in our charter documents, which include our Corporate Constitution.

Common Shares

The holders of our Common Shares are entitled:

¡	to one vote for each Common Share held at all meetings of our shareholders, other than meetings of the holders of another class or series of shares;

¡	to receive any dividends that may be declared by our Board of Directors, subject to the preferential rights attaching to any shares ranking in priority to our Common Shares; and

¡

to receive, after the payment of our liabilities and subject to the rights of the holders of any shares ranking in priority to our Common Shares, all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs.

Preference Shares

Our Board of Directors may, without the approval of any of our shareholders, fix the number of shares in and determine the attributes of an individual series of Preference Shares and issue shares of such series from time to time. The shares of each such series will be entitled to a preference over our Common Shares, but will rank equally with the Preference Shares of every other series with respect to the payment of dividends and in the distribution of all our property and assets available for distribution in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of assets among our shareholders for the purpose of winding-up our affairs. No Preference Shares have been issued or are outstanding.

Amendments to Share Provisions and Other Matters

The provisions attaching to our Preference Shares, to a series of our Preference Shares, and to our Common Shares may not be deleted or varied without the approval of the holders of the class or series concerned. In addition, no shares of a class ranking prior to or on a parity with our Preference Shares, or our Common Shares may be created without the approval of the holders of the class or each series of the class concerned. Any approval required to be given must be given by of two-thirds of the votes cast by those present or voting at a meeting of the holders of the class or series concerned duly called for that purpose in addition to any other consent or approval required by law.

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Ratings

As of the date of this Annual Information Form, we have been assigned the following senior debt credit ratings:

CREDIT RATING AGENCY	RATING(1)(2)(3)	OUTLOOK/TREND(1)(2)(3)
DBRS	BBB (high)	Positive
Moody’s	Baa2	Stable
Standard & Poor’s	BBB+	Stable

Notes:

(1)

Dominion Bond Rating Service’s rating of our senior debt is based on its long-term debt rating scale that ranges from “AAA” to “D”, which represents the range from highest to lowest credit quality of the long-term debt rated. Long-term debt rated in the “BBB” rating category is in the fourth highest category of the relevant scale and is considered by DBRS to be of adequate credit quality. “High” and “low” grades are used to indicate the relative standing of credit within a particular rating category. The absence of one of these designations indicates a rating which is in the middle of the category, excluding the AAA and D categories for which the “high”, “middle” or “low” designations are not used. The DBRS rating trends provide guidance in respect of DBRS’ opinion regarding the outlook for the rating in question, with rating trends falling into one of three categories - “Positive”, “Stable” or “Negative”. The rating trend indicates the direction in which DBRS considers the rating is headed should present tendencies continue, or in some cases, unless challenges are addressed. A “Positive” or “Negative” trend represents an indication that there is a greater likelihood that the rating could change in the future than would be the case if a “Stable” trend was assigned.

(2)

Moody’s Investor Service’s senior unsecured issuer rating is an opinion as to our future relative creditworthiness. The credit rating is based on a rating scale that, for global automotive suppliers, ranges from “Aaa” to “Ca”, which represents the range from those obligations with minimal credit risk to those obligations that are highly speculative and likely in, or very near, default. Issuer’s in the “Baa” rating category are in the fourth highest category of the relevant scale and are considered by Moody’s to be subject to moderate credit risk. The determination of the overall rating assigned to a global automotive supplier is based on an assessment of an issuer’s performance in four broad weighted categories which are further broken down into 13 weighted sub-factors each of which maps to a specific letter rating in the range above. The indicated rating category for each sub-factor (i.e., Aaa, Aa, etc.) is then converted into a numeric value, which is then multiplied by the weight for that sub-factor with the results then totaled to produce a composite weighted-factor score, that is itself then mapped back to an alphanumeric rating based on the ratings range from Aaa to Ca. Moody’s appends the numerical modifiers 1, 2, or 3 to each generic rating classification from Aa through Caa. The modifiers 1, 2 and 3 indicate that the obligation ranks in the higher end, mid-range or lower end of its generic rating category, respectively. The Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term, and fall into one of four categories: Positive, Negative, Stable or Developing.

(3)

Standard & Poor’s issuer credit rating is a current opinion of our overall financial capacity (i.e. credit worthiness) to pay our financial obligations in full and on time. This credit rating is based on a rating scale that ranges from “AAA” to “D”, which represents the range from extremely strong capacity to meet financial obligations to a failure to pay one or more financial obligations when it came due. An issuer with a long-term issuer rating in the “BBB” rating category is in the fourth highest category of the relevant scale and is considered by Standard & Poor’s to have an adequate capacity to meet its financial commitments but that adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the issuer to meet its financial obligations than issuers in higher-rated categories. The ratings from “AA” to “CCC” may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories. The lack of one of these designations indicates a rating that is in the middle of the category. The S&P rating outlook assesses the potential direction of a credit rating over the intermediate term (typically six months to two years). A “Stable” outlook rating means the rating is not likely to change.

Credit ratings are intended to provide investors with an independent measure of the credit quality of debt and securities. The credit ratings assigned to us or our senior debt by the rating agencies are not recommendations to purchase, hold or sell our debt or securities, since such ratings do not address market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future.

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ITEM 6. MARKET FOR SECURITIES

Our Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “MG”, and on the New York Stock Exchange under the trading symbol “MGA”.

The high and low sale prices and volume of shares traded for our Common Shares, as reported by the TSX, for the months during the year ended December 31, 2011 were as follows:

MONTH	HIGH (CDN.$)	LOW (CDN.$)	VOLUME

January	61.65	53.39	14,761,511
February	59.38	46.84	18,305,309
March	49.98	46.41	18,681,900
April	48.62	42.25	13,923,347
May	51.21	46.54	13,189,929
June	52.46	43.46	17,723,596
July	51.86	45.22	9,651,491
August	45.92	32.90	26,703,099
September	37.73	32.02	21,152,816
October	40.39	31.91	14,723,525
November	36.97	33.16	17,676,698
December	37.90	32.72	19,935,165

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ITEM 7. DIRECTORS AND EXECUTIVE OFFICERS

Directors

Our Board of Directors currently consists of the following members:

NAME AND MUNICIPALITY OF RESIDENCE	DIRECTOR SINCE	PRINCIPAL OCCUPATION

MICHAEL D. HARRIS(1)(2)(3)(6)(12) Ontario, Canada	January 7, 2003	Senior Business Advisor, Cassels Brock & Blackwell LLP (Barristers and Solicitors)

HON. J. TREVOR EYTON(4) Ontario, Canada	May 6, 2010	Corporate Director

LADY BARBARA THOMAS JUDGE(5) London, United Kingdom	September 20, 2007	Corporate Director

LOUIS E. LATAIF(2)(5)(12) Florida, U.S.A.	May 10, 2007	Dean Emeritus of the School of Management, Boston University

DR. KURT J. LAUK(4)(7) Baden-Württemburg, Germany	May 4, 2011	President, Globe CP GmbH

DONALD RESNICK(2)(4)(5)(8)(12) Ontario, Canada	February 25, 1982	Corporate Director

FRANK STRONACH(9)(10) Lower Austria, Austria	December 10, 1968	Partner, Stronach & Co. (Consultant)

DONALD J. WALKER Ontario, Canada	November 7, 2005	Chief Executive Officer of Magna

LAWRENCE D. WORRALL(3)(4)(5) Ontario, Canada	November 7, 2005	Corporate Director

WILLIAM YOUNG(3)(4)(11) Massachusetts, U.S.A.	May 4, 2011	Managing Partner, Monitor Clipper Partners

Notes:

(1)	Chairman of the Board and Chairman of the Corporate Governance and Compensation Committee and the Nominating Committee.
(2)	Member of the Corporate Governance and Compensation Committee.
(3)	Member of the Nominating Committee.
(4)	Member of the Audit Committee.
(5)	Member of the Health and Safety and Environmental Committee.
(6)

Mr. Harris was a director of Grant Forest Products Inc., which sought and obtained protection under the Companies’ Creditors Arrangement Act in Canada (“CCAA”) on June 25, 2009. Mr. Harris was also a director of Naturade, Inc. (“Naturade”) until August 6, 2009. Within a year following his resignation as a director, Naturade filed a voluntary petition for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code.

(7)	Dr. Lauk was a director of Papierfabrik Scheuffelen GmbH, a private company, when it filed for bankruptcy protection under German law on July 17, 2008.
(8)

Mr. Resnick served as a director of Ntex Incorporated, which was subject to cease trade orders in Ontario, Alberta and British Columbia in mid-2002 for failure to file financial statements. These cease trade orders were never revoked as Ntex made an assignment in bankruptcy in June 2003. Mr. Resnick resigned as a director of Ntex in June 2002.

(9)

Mr. Stronach is party to certain consulting, business development and business services agreements with us. See “ITEM 10. INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS”, including the documents incorporated by reference therein. In addition, the Stronach Group controls E-Car Systems, our vehicle electrification partnership. See “ITEM 3. - DESCRIPTION OF THE BUSINESS - RISK FACTORS - Risks Relating to Our Vehicle Electrification Partnership”.

(10)

Mr. Stronach was the Chairman of the Board and Chief Executive Officer of Magna Entertainment Corp. (“MEC”) when it, together with certain of its wholly-owned subsidiaries, filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on March 5, 2009. On that same date, MEC also sought and obtained recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice, under section 18.6 of the CCAA.

(11)

Mr. Young was a director of American Fiber & Yarns and Recycled Paper Greetings, both of which were private companies, when they filed voluntary petitions for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code on September 23, 2008 and January 2, 2009, respectively.

(12)	Messrs. Harris, Lataif and Resnick have indicated that they will not stand for re-election at our annual shareholders meeting to be held on May 10, 2012.

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All of our directors were elected to their present terms of office by our shareholders at our Annual Meeting of Shareholders held on May 4, 2011. The term of office for each director expires at the conclusion of the next annual meeting of our shareholders. At present, no executive committee of the Board of Directors has been constituted.

All of the directors have held the principal occupations identified above (or another position with the same employer) for not less than five years, except as follows:

¡	Mr. Harris was a consultant and senior business advisor with Goodmans LLP, a law firm, from 2002 until February 2010.

¡	Mr. Eyton served as a Member of the Senate of Canada from 1990 until his retirement in 2009.

¡	Lady Thomas served as Chairman of the Board of the UK Atomic Energy Authority from 2004 until 2010.

¡	Mr. Lataif served as Dean of the Boston University School of Management from 1991 until 2010.

¡	Dr. Lauk served as a member of the European Parliament from 2004 to 2009.

Lady Judge and Messrs. Eyton, Harris, Lataif, Lauk, Resnick, Worrall and Young have all been determined by our Board to be “independent directors” within the meaning of such term under applicable law.

Additional information in respect of each person nominated for election at our 2012 Annual Meeting of Shareholders, as well as the basis for the Board’s independence determination, can be found in our Management Information Circular/Proxy Statement dated March 29, 2012.

Executive Officers

Our executive officers currently consist of the following persons:

NAME AND MUNICIPALITY OF RESIDENCE	PRINCIPAL OCCUPATION

DONALD J. WALKER Ontario, Canada	Chief Executive Officer (since November 2010; previously Co-CEO since April 2005)

VINCENT J. GALIFI Ontario, Canada	Executive Vice-President (since September 1996) and Chief Financial Officer (since December 1997)

JEFFREY O. PALMER Ontario, Canada	Executive Vice-President (since January 2001) and Chief Legal Officer (since January 2008)

GUENTHER APFALTER Upper Austria, Austria	President, Magna Europe (since February 2011) and President, Magna Steyr (since January 2008)

HERBERT H. DEMEL Vienna, Austria	Executive Vice President (since May 2010) and Chief Strategy Officer (since February 2012)

MARC J. NEEB Ontario, Canada	Executive Vice-President, Global Human Resources (since January 2003)

ALON S. OSSIP Ontario, Canada	Executive Vice-President (since October 2006)

JAMES J. TOBIN, Sr. Michigan, U.S.A.	Chief Marketing Officer (since May 2010) and President, Magna Asia (since February 2012)

TOM J. SKUDUTIS Ontario, Canada	Chief Operating Officer, Exteriors, Interiors (since May 2007) Seating, Mirrors and Closures (since May 2010) and President, Cosma International (since January 2012)

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To the extent that our executive officers have not held the offices identified above for the last five years, they have held the following offices or positions with us and/or have had the following principal occupations, during the last five years:

•	Prior to January 2008, Mr. Apfalter was President, Europe & Asia of Magna Powertrain since May 2005.

•

Prior to February 2012, Mr. Demel was President, Magna China, India, South East Asia, South America and Africa since May 2010. He previously served as Chief Operating Officer, Vehicles and Powertrain (from May 2007 to May 2010) and as President of Magna Powertrain (from June 2005 to May 2007).

•

Prior to February 2012, Mr. Tobin was President, Magna Japan and Korea since May 2010. He previously served as Executive Vice-President, Business Development (from December 2007 to May 2010), prior to which he served as Executive Vice-President, Business Development and Sales of Cosma International since January 2006.

•	Prior to May 2007, Mr. Skudutis was our Executive Vice-President, Operations since May 2001.

Beneficial Ownership of Securities

All our directors and executive officers as a group (18 persons) owned beneficially or exercised control or direction over 1,403,843 Common Shares representing approximately 0.6% of the class, as at March 23, 2012.

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ITEM 8. CORPORATE CONSTITUTION

Our Corporate Constitution forms part of our charter documents. The Corporate Constitution defines the rights of our employees and investors to participate in our profits and growth and imposes discipline on our management. The description which follows does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the detailed provisions of the Corporate Constitution as contained in our charter documents.

Board of Directors

Our Corporate Constitution requires that a majority of the members of our Board of Directors be individuals who are not also our officers, employees or persons related to our officers or employees.

Employee Equity Participation and Profit Sharing Programs

Our Corporate Constitution requires that 10% of our qualifying Employee Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for each fiscal year be allocated in that fiscal year or the immediately following fiscal year to:

¡	the employee equity participation and profit sharing programs and any other profit sharing programs we have established for our employees; and

¡	our defined benefit pension plan (for participating employees).

Senior members of divisional, regional and executive management who are direct profit participators in Magna’s profits or those of any subsidiary. do not participate in these employee equity participation and profit sharing programs.

Dividends

Our Corporate Constitution provides that unless otherwise approved by ordinary resolution of the holders of our Common Shares, the holders of our Common Shares will be entitled to receive and we will pay, if, as and when declared by our Board of Directors out of funds properly applicable to the payment of dividends, non-cumulative dividends in respect of each fiscal year so that the aggregate of the dividends paid or payable in respect of such year is:

¡	equal to at least 10% of our After-Tax Profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such year; and

¡

on average, equal to at least 20% of our After-Tax Profits (as defined in the Corporate Constitution) after providing for dividends on preference shares, if any, for such fiscal year and the two immediately preceding fiscal years.

Changes in Share Capital

Except as otherwise approved by ordinary resolution of the holders of our Common Shares, our Corporate Constitution prohibits:

¡	an increase in the maximum number of authorized shares of any class of our capital stock (other than our Common Shares which may be issued in an unlimited amount); and

¡

the creation of any new class or series of capital stock having voting rights (other than on default in the payment of dividends) or having rights to participate in our profits (other than securities convertible into existing classes of shares or a class or series of shares having fixed dividends or dividends determined without regard to profits).

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Unrelated Investments

Unless approved by ordinary resolution of the holders of our Common Shares, our Corporate Constitution prohibits us from making an investment (whether direct or indirect, by means of loans, guarantee, or otherwise) in any “unrelated business” where such an investment, together with the aggregate of all other investments in unrelated businesses on the date in question, exceeds 20% of our “available equity” at the end of the financial quarter immediately preceding the date of investment. For purposes of our Corporate Constitution, the term “unrelated business” means any business that:

¡	does not relate to the design, manufacture, distribution or sale of motor vehicles or motor vehicle parts, components, assemblies or accessories;

¡	does not utilize technology, manufacturing processes, equipment or skilled personnel in a manner similar to that utilized or under development by us; or

¡

does not involve the provision of products or services to our suppliers and customers, or the provision of products or services similar to those provided by our suppliers and customers from time to time.

A business will be deemed to cease to be an unrelated business for purposes of our Corporate Constitution if the net profits after tax of such business exceed on average 5% of our aggregate investment in such business for two out of any three consecutive years after the date of such investment. For purposes of our Corporate Constitution, the term “available equity” is defined to mean our total shareholders’ equity, less the stated capital of any non-participating preference shares.

Research and Development

Our Corporate Constitution requires a minimum of 7% of our Pre-Tax Profits (as defined in the Corporate Constitution) for any fiscal year to be allocated to research and development during that fiscal year or the immediately following fiscal year.

Social Objectives

Pursuant to our Corporate Constitution, a maximum of 2% of our Pre-Tax Profits (as defined in the Corporate Constitution) for any fiscal year may be allocated to the promotion of “social objectives” during the fiscal year or the immediately following fiscal year. For purposes of our Corporate Constitution, the term “social objectives” means objectives which, in the sole opinion of our executive management, are of a political, patriotic, philanthropic, charitable, educational, scientific, artistic, social or other useful nature to the communities in which we operate.

Profit-Sharing Bonuses; Management Base Salaries

Our Corporate Constitution provides that aggregate profit-sharing bonuses paid or payable to “Corporate Management” in respect of any fiscal year shall not exceed 6% of our Pre-Tax Profits Before Profit Sharing (as defined in the Corporate Constitution) for that fiscal year and that their base salaries shall be comparable to those in industry generally. For purposes of our Corporate Constitution, “Corporate Management” means our chief executive officer, chief operating officer, chief marketing officer and chief administrative officer and any other employee designated by these persons from time to time to be included within “Corporate Management”. For a detailed discussion of our executive compensation, see “CGCC Compensation Report to Shareholders”, “Compensation Discussion and Analysis”, “Summary Compensation Table” and “Incentive Plan Awards” in our Management Information Circular/Proxy Statement dated March 29, 2012.

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ITEM 9. LEGAL PROCEEDINGS

KS Centoco

In November 1997, Magna and two of its subsidiaries were sued in the Ontario Superior Court of Justice by KS Centoco Ltd., an Ontario-based steering wheel manufacturer in which we have a 23% equity interest, and by Centoco Holdings Limited, the owner of the remaining 77% equity interest in KS Centoco Ltd. In March 1999, the plaintiffs were granted leave to make substantial amendments to the original statement of claim in order to add several new defendants and claim additional remedies and, in February 2006, the plaintiffs further amended their statement of claim to add an additional remedy. The amended statement of claim alleges, among other things:

¡	breach of fiduciary duty by us and two of our subsidiaries;

¡

breach by us of our binding letter of intent with KS Centoco, including our covenant not to have any interest, directly or indirectly, in any entity that carries on the airbag business in North America, other than through MST Automotive Inc., a company to be 77% owned by Magna and 23% owned by Centoco Holdings;

¡

the plaintiff’s exclusive entitlement to certain airbag technologies in North America pursuant to an exclusive license agreement, together with an accounting of all revenues and profits resulting from the alleged use by us, TRW Inc. and other unrelated third party automotive supplier defendants of such technology in North America;

¡

a conspiracy by us, TRW and others to deprive KS Centoco of the benefits of such airbag technology in North America and to cause Centoco Holdings to sell to TRW its interest in KS Centoco in conjunction with the sale by us to TRW of our interest in MST Automotive GmbH and TEMIC Bayern-Chemie Airbag GmbH; and

¡	oppression by the defendants.

The plaintiffs are seeking, among other things, damages of approximately Cdn.$3.5 billion. We have filed an amended statement of defence and counterclaim. Document production, completion of undertakings and examinations for discovery are substantially complete, although limited additional examinations for discovery may occur. The trial is not expected to commence until late 2013, at the earliest. We believe we have valid defenses to the plaintiff’s claims and therefore intend to continue to vigorously defend this case. At this stage of the legal proceedings, notwithstanding the amount of time which has transpired since the claim was filed, it is not possible to predict their outcome.

Cooperation with DoJ Investigation

Since October, 2011, we have been fully cooperating with the United States DoJ with respect to an ongoing antitrust investigation of the automobile tooling industry. In connection with such investigation, the DoJ requested documents related to various tooling bids, including a tooling program for which a subsidiary within our Cosma International operating unit acted as Tier 1 tooling supplier. Our policy is to comply with all applicable laws, including antitrust and competition laws, and we are fully cooperating with the DoJ.

Other

In the ordinary course of business activities, we may become contingently liable for litigation and claims with customers, suppliers, former employees and other parties. In addition, we may be, or could become, liable to incur environmental remediation costs to bring environmental contamination levels back within acceptable legal limits. On an ongoing basis, we assess the likelihood of any adverse judgments or outcomes to these matters, as well as potential ranges of probable costs and losses.

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A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach, such as a change in settlement strategy in dealing with these matters.

Warranty, Product Liability and Recall Costs

In certain circumstances, we are at risk for warranty costs, including product liability and recall costs. Due to the nature of the costs, we make our best estimate of the expected future costs, however, the ultimate amount of such costs could be materially different. We continue to experience increased customer pressure to assume greater warranty responsibility. Currently, under most customer agreements, we only account for existing or probable claims. Under certain complete vehicle engineering and assembly contracts, we record an estimate of future warranty-related costs based on the terms of the specific customer agreements and the specific customer’s warranty experience.

ITEM 10. INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Reference is made to the sections entitled “Management Contracts” and “Interests of Management and Other Insiders in Certain Transactions” in our Management Information Circular/Proxy Statement dated March 29, 2012 for our Annual Meeting of Shareholders to be held on May 10, 2012, which is incorporated by reference into this Annual Information Form.

ITEM 11. TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada, at its principal offices in Toronto, Ontario. The co-transfer agent and co-registrar for our Common Shares in the United States is Computershare Trust Company, N.A., at its offices in Canton, Massachusetts.

ITEM 12. EXPERTS

Our independent auditor is Ernst & Young LLP, which (together with its predecessor firms) has been our independent auditor since February 27, 1969.

ITEM 13. AUDIT COMMITTEE

Our Audit Committee is comprised of Messrs. Donald Resnick (Chair), J. Trevor Eyton, Dr. Kurt J. Lauk, Lawrence D. Worrall and William Young. A copy of our Audit Committee Charter, as amended March 22, 2011, is available on our website (www.magna.com) under “Corporate Governance” and has been filed on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov/edgar) and is incorporated by reference into, this Annual Information Form. Additional information about our Audit Committee is contained in the section entitled “Corporate Governance – Report of the Audit Committee” as well as in the “Statement of Corporate Governance Practices” in our Management Information Circular/Proxy Statement dated March 29, 2012 for our Annual Meeting of Shareholders to be held on May 10, 2012, which is incorporated by reference into this Annual Information Form.

Magna International Inc. AIF	46

ITEM 14. ADDITIONAL INFORMATION

Our Management Information Circular/Proxy Statement dated March 29, 2012 contains the following additional information:

•	our directors’ and named executive officers’ remuneration and indebtedness;

•	our voting securities and their principal holders; and

•	securities authorized for issuance under our equity-based compensation plans

Additional financial information about us is provided in our consolidated financial statements as at and for the three-year period ended December 31, 2011. These documents and additional information about us may be found on SEDAR, at www.sedar.com, on EDGAR at www.sec.gov/edgar and on our website, at www.magna.com.

Any person may obtain copies of the following documents upon request from our Secretary, c/o Magna International Inc., 337 Magna Drive, Aurora, Ontario, L4G 7K1:

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at any time when our securities are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of our securities,

¡	one copy of this Annual Information Form;
¡	one copy of our Annual Report to Shareholders for the year ended December 31, 2011, which contains the following items:

¡	the “Management’s Discussion and Analysis of Results of Operations and Financial Position”, which is the only item incorporated by reference into this Annual Information Form; and

¡	our consolidated financial statements as at and for the three-year period ended December 31, 2011;

¡	one copy of any of our interim financial statements subsequent to the financial statements for our most recently completed fiscal year;

¡	one copy of our Management Information Circular/Proxy Statement dated March 29, 2012; and

¡	one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not provided under any of the foregoing; or

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at any other time, one copy of any of the documents referred to immediately above, provided that we may require payment of a reasonable charge for such copy if the request is made by a person who is not one of our security holders.

Magna International Inc. AIF	47

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